SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SEMIANNUAL REPORT

(From January 1, 2010 to June 30, 2010)

THIS IS A TRANSLATION OF THE SEMIANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1. Company

A. Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B. Domestic credit rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008
Corporate Debenture	June 2006	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	December 2006	A+
June 2007
September 2008
	July 2009	AA-
	October 2009	AA-
February 2010
May 2010
	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
	January 2007	A+
June 2007
September 2008
	July 2009	AA-
December 2009
February 2010
May 2010
	October 2009	AA-	Korea Ratings, Inc. (AAA ~ D)
December 2009

4

C. Capitalization

(1)	Change in capital stock (as of June 30, 2010)

		(Unit: Won, Share)
Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering*	33,600,000	5,000
September 8, 2004	Follow-on offering**	1,715,700	5,000
July 27, 2005	Follow-on offering***	32,500,000	5,000

*	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS)

Initial public offering in Korea: 8,640,000 shares ((Won)34,500 per share)

**	ADSs offering: 1,715,700 shares ((Won)34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
***	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2)	Convertible bonds (as of June 30, 2010)

(Unit: Won, Share)
Item		Content
Issuing date		April 18, 2007
Maturity (Redemption date after put option exercise)		April 18, 2012 (April 18, 2010)
Face Amount		(Won)513,480,000,000
Offering method		Public offering
Conversion period		Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
Conversion price		(Won)48,075 per share*
Redemption	Face Amount	(Won)451,862,400,000
Conversion	Face Amount	None
	Number of converted shares	None
Outstanding	Face Amount	(Won)61,617,600,000
	Number of convertible shares	1,281,697 shares if all are converted*
Remarks		- Registered form - Listed on Singapore Exchange

*	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from (Won)48,251 to (Won)48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 12, 2010. In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697.

D. Voting rights (as of June 30, 2010)

		(Unit: share)
Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—
2.	Shares with restricted voting rights	—
	Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

At the annual general meeting of shareholders on March 12, 2010, our shareholders approved a cash dividend of (Won)500 per share of common stock.

Dividends during the recent three fiscal years

Description	2009	2008	2007
Par value (Won)	5,000	5,000	5,000
Net income (loss) (Million Won)	1,067,947	1,086,896	1,344,027
Earnings (loss) per share (Won)	2,985	3,038	3,756
Total cash dividend amount (Million Won)	178,908	178,908	268,362
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	16.8	16.5	20.0
Cash dividend yield (%)	1.3	2.2	1.6
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	500	500	750
Stock dividend per share (Share)	—	—	—

*	Earnings per share is calculated based on par value of (Won)5,000 per share.
*	Earnings per share is calculated by dividing net income by weighted average number of common stock.
*	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2. Business

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of June 30, 2010, we operated fabrication facilities and module facilities in Paju and Gumi, Korea, an OLED facility in Gumi, Korea and a LCD research center in Paju, Korea. We have also established sales subsidiaries in the United States, Europe and Asia.

As of June 30, 2010, our business consisted of (i) the manufacture and sale of LCD panels, (ii) the manufacture and sale of OLED panels and (iii) the manufacture and sale of television sets and monitors that utilize our LCD panels. Because our OLED business represents an extremely small portion of our assets and revenues, only our LCD business has been categorized as a reporting business segment.

Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2010 (H1)	LCD business
Sales Revenue	12,331
Gross Profit	2,566
Operating Profit	1,515

B. Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry’s production capacity, including ours, is continually increasing.

•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as those used in mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in production capacity, the average selling prices of display panels may decline. Conversely, demand surges and inability of supply to meet such demand may lead to price increases.

(3)	Market conditions

•	The TFT-LCD industry is highly competitive due largely to additional capacity expansion driven by TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Samsung Mobile Display, Hydis Technologies

b.	Taiwan: AU Optronics, Chi Mei Innolux, CPT, Hannstar, etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

(4)	Market shares

•	Our worldwide market share for large-sized TFT-LCD panels based on revenue is as follows:

	2010 (H1)**	2010 (Q1)**	2009***	2008***
Panels for Notebook Computers****	30.6%	31.6%	30.3%	29.6%
Panels for Monitors	24.5%	24.7%	23.9%	17.7%
Panels for Televisions	23.3%	23.6%	24.4%	19.4%
Total	24.7%	25.0%	25.2%	20.6%

*	Source: Large Area Shipment Report published by DisplaySearch in July 2010.
**	Based on TFT-LCD panels that are 9 inches or larger.
***	Based on TFT-LCD panels that are 10 inches or larger.
****	Includes panels for netbooks.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we reduced the degree of “crosstalk,” or the degree of 3D image overlapping, to less than 1% (which is less than what the human eye can perceive). Our 3D technology was internationally recognized when our 47-inch full HD 3D television utilizing polarized glasses was awarded the 2010 Display of the Year Gold Award by the Society for Information Display. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 21.5-inch full HD glossy touch screen monitors, 13.3-inch on-cell touch screen LCDs, 3-inch OLEDs, 10.1-inch flexible LCDs and 2.6mm thin televisions. By the end of 2010, we are also expecting to commence mass-production of 19-inch flexible e-papers and 9.7-inch color e-papers.

•

Moreover, we entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In 2009 and 2010, we entered into long-term supply agreements with Apple Inc. to supply display panels for five years.

C. New businesses

•

In order to increase our production capacity to meet the rising market demand for TFT-LCD products, we expanded P8, our eighth-generation panel fabrication facility in Paju, Korea, by constructing P8E, which commenced mass production in May 2010. In addition, in order to meet the rising market demand, we decided in March 2010 to further expand P8 by investing in P8E+. In April 2010, we also decided to invest in a new production facility.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in June 2008, we purchased 2,037,204 shares of AVACO Co., Ltd., which produces sputters, a core equipment for LCD production, at a purchase price of (Won)6.2 billion. In May 2008, we purchased 1,008,875 shares of TLI Inc., which produces core LCD panel components such as timing controllers and driver integrated circuits, at a purchase price of (Won)14.1 billion. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of (Won)9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of (Won)2.5 billion. In addition, in February 2009, we purchased 3,000,000 shares of common stock of LIG ADP Co., Ltd. (formerly ADP Engineering Co., Ltd.) at a purchase price of (Won)6.3 billion. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd. at a purchase price of (Won)11.9 billion. In November 2009, we purchased 34,125,061 shares of common stock of RPO Inc. at a purchase price of US$12.3 million. In November 2009, we purchased TWD212.5 million in convertible bonds from Everlight Electronics Co., Ltd. In December 2009, we purchased 420,000 global depositary shares representing 420,000 shares of Prime View International Co., Ltd’s common stock at a purchase price of US$9.9 million. In addition, in January 2010, we purchased 10.8 million shares of Can Yang Investment Limited at a purchase price of CNY74 million.

•	In July 2008, Skyworth-RGB Electronics Co., Ltd. and we founded a research and development joint venture corporation with a registered capital of CNY 50 million in China.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are more competitive both in terms of technology and price.

•

We are making an effort to strengthen our competitiveness in the solar cell business, which is emerging as a future growth engine. As part of this effort, in June 2009, we purchased 933,332 shares of common stock of Dynamic Solar Design Co., Ltd. at a purchase price of (Won)6.1 billion. Dynamic Solar Design Co., Ltd. produces equipment for the solar cell business.

•

As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China.

•

In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. As of December 31, 2009, we had invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company. In June 2010, we sold (Won)19.0 billion worth of our equity interest in the joint venture company. After such sale, our equity interest was reduced to 32.73%.

•

In December 2009, we invested (Won)1.8 billion and acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No.16. Under the limited partnership agreement, we have agreed to invest a total amount of (Won)30 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In May 2010, we invested an additional (Won)6.5 billion in the fund which increased our total investment amount to (Won)8.3 billion. The additional investment did not change our limited partnership interest in the fund, which remained at 30.6%.

•

In July 2009, in order to expand our back-end module assembly capacity for liquid crystal display production, we entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. to purchase all of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. at a purchase price of (Won)3.5 billion. Pursuant to the terms of such transaction, in December 2009, we acquired all of the equity interests of LG Electronics (Nanjing) Plasma Co., Ltd.

•

In order to establish a production base for LCD modules, LCD television sets and LCD monitors, we entered into a joint investment agreement with Top Victory Investment Ltd. in January 2010 and established L&T Display Technology (Xiamen) Ltd. and L&T Display Technology (Fujian) Ltd. We invested (i) (Won)7.1 billion and acquired a 51% equity interest in L&T Display Technology (Xiamen) Ltd. and (ii) (Won)10.1 billion and acquired a 51% equity interest in L&T Display Technology (Fujian) Ltd.

•

In May 2010, we completed the acquisition of the LCD module division of LG Innotek Co., Ltd. Through this acquisition, we expect to improve our module manufacturing process and simplify our supply chain which will increase our efficiency and competitiveness.

3. Major Products and Raw Materials

A. Major products in 2010 (H1)

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	11,509 (93.3%)
		TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	822 (6.7%)
Total					12,331 (100%)

*	Based on ship-to-party.
**	Period: January 1, 2010 ~ June 30, 2010.

B. Average selling price trend of major products

The average selling prices of LCD panels increased during the second quarter of 2010 compared to the first quarter of 2010 due to the increased sales of high-end products. The average selling prices of LCD panels are expected to continue to fluctuate due to imbalances in supply and demand.

	(Unit: US$ / m2)
Description	2010 Q2	2010 Q1	2009 Q4	2009 Q3
TFT-LCD panel	863	838	809	833

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped.

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

				(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase price	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	1,961	26.48%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		2,361	31.89%	Heesung Electronics Ltd., etc.
		Polarizer		1,078	14.56%	LG Chem, etc.
		Others		2,005	27.07%	-
Total				7,405	100%	-

*	Period: January 1, 2010 ~ June 30, 2010.
**	Based on separate K-IFRS.

4. Production and Equipment

A. Production capacity and calculation

(1)	Calculation method of production capacity

Half-year: Maximum monthly input capacity during the half-year multiplied by number of months (6 months).

Year: Maximum monthly input capacity during the year multiplied by number of months (12 months).

(2)	Production capacity

			(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2010 (H1)	2009	2008
TFT-LCD	TFT-LCD	Gumi, Paju	3,430	6,219	3,941

*	Based on glass input substrate size for eighth generation glass sheets.

B. Production performance and utilization ratio

(1)	Production performance

			(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2010 (H1)	2009	2008
TFT-LCD	TFT-LCD	Gumi, Paju	3,045	5,231	3,514

*	Based on glass input substrate size for eighth generation glass sheets.

(2)	Utilization ratio

			(Unit: Hours)
Business place (area)	Available working hours of 2010 (H1)	Actual working hours of 2010 (H1)	Average utilization ratio
Gumi (TFT-LCD)	4,344 (24 hours x 181 days)	4,344 (24 hours x 181 days)	100.0%
Paju (TFT-LCD)	4,344 (24 hours x 181 days)	4,344 (24 hours x 181 days)	100.0%

C. Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures of approximately (Won)5.5 trillion in 2010. Such amount is subject to change depending on business conditions and market environment.

5. Sales

A. Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2010 (H1)*	2009*	2008**
TFT-LCD	Products, etc.	TFT-LCD	Overseas	11,509	18,833	15,200
			Korea***	822	1,205	1,064
			Total	12,331	20,038	16,264

*	Based on K-IFRS.
**	Based on Korean GAAP.
***	Based on ship-to-party.

B. Sales route and sales method

(1)	Sales organization

•	As of June 30, 2010, each of our IT Business Unit, Television Business Unit and Mobile/OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, Singapore and China (Shanghai and Shenzhen) perform sales activities and provide local technical support to customers.

(2)	Sales route

One of the following:

•	LG Display HQ g Overseas subsidiaries (USA/Germany/Japan/Taiwan/Singapore/China (Shanghai and Shenzhen)), etc. g System integrators, Branded customers g End users

•	LG Display HQ g System integrators, Branded customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•

To secure stable sales to major personal computer makers and leading consumer electronics makers globally. To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD television market including in the categories of LED and 3D televisions.

•	To diversify our market in the mobile business segment, including products such as mobile phone (including smart phone), smartbook, car navigation, e-book, aviation and medical equipment, etc.

(5)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6. Market Risks and Risk Management

A. Market risks

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Samsung Mobile Display, Infovision, Hydis Technologies, AU Optronics, Chi Mei Innolux, Chunghwa Picture Tubes, HannStar, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B. Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7. Derivative Contracts

A. Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro and the Japanese Yen.

•	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and U.S. dollar.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payables relating to capital expenditures for our facilities, in response to currency fluctuations.

•	The following table shows the net fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies as of the dates indicated:

	(Unit: In millions of Won)
	As of June 30, 2010		As of December 31, 2009
Net Fair value
Financial assets (liabilities)	(Won)	(19,004)	2,674

B. Interest rate risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations. To the extent necessary, we hedge our interest rate risks by entering into interest swap contracts. As of June 30, 2010, we had no interest swap contracts outstanding. The fair value of our interest rate swaps as of December 31, 2009 is as follows:

	(Unit: In millions of Won)
Type	As of December 31, 2009
Loss on valuation of interest rate swap	(Won)	3,699
Financial liabilities		3,699

8. Major contracts

•

In 2009 and 2010, we entered into long-term supply agreements with Apple Inc. to supply LCD panels for 5 years. As of June 30, 2010, we have received long-term advances from Apple Inc. in the amount of US$580 million in connection with these agreements, which will be offset as consideration for products supplied to Apple Inc. Furthermore, the Industrial Bank of Korea provided us with a payment guarantee in the amount of US$100 million relating to the long-term advances received from Apple Inc.

9. Research & Development

A. Summary of R&D expenses

	(Unit: In millions of Won)
Account	2010* (H1)	2009*	2008**
Material Cost	259,019	400,467	302,445
Labor Cost	131,796	191,507	128,041
Depreciation Expense	35,877	89,459	21,679
Others	48,050	92,905	49,027
Total R&D Expense	474,742	774,338	501,192
Accounting Treatment
Selling & Administrative Expenses	115,930	168,081	148,037
Manufacturing Cost	313,586	505,582	353,155
Development Cost (Intangible Assets)	45,226	100,675	—
R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]	3.9%	3.8%	3.2%

*	Based on separate K-IFRS.
**	Based on non-consolidated Korean GAAP.

B. R&D achievements

[Achievements in 2008]

1)	42FHD Ultra-Slim LCD television development

•	Development of ultra-slim (19.8mm in thickness) 42-inch television panel

2)	37FHD COF adoption LCD television development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

3)	CCFL scanning backlight technology development

•	Achieve 6ms MPRT from 8ms

4)	24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

5)	13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology (3.5mm in thickness, 275g in weight)

6)	IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

7)	Notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

8)	Free form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

9)	42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels

10)	New liquid crystal development

•	CR: Up 5% compared with the MP level

•	Material cost is similar to the MP material

11)	New AG Polarizer development

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

12)	PSM (Potential Sharing Method) technology development

(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%: Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

13)	LED backlight 47FHD television model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

14)	24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

•	Our first display port interface type monitor

15)	Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with television applications

•	Development of our first 27W size model

16)	Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

17)	Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle « Narrow viewing angle)

18)	Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

19)	8.9-inch small-sized notebook (netbook) model development

•	Development of minimum size notebook model for improved portability

20)	New aspect ratio 16:9 notebook model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch notebook model development

21)	Development of highest resolution for mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

22)	42FHD super narrow bezel LCD television development

•	Development of narrow bezel (10.0mm in metal bezel) 42-inch television panel

23)	47FHD slim depth & narrow bezel LCD television development

•	Development of slim (20.8mm in thickness) & narrow bezel (14.0mm in metal bezel) 47-inch television panel

24)	Display port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

25)	LCM rotation circuit development

•	Increases the design flexibility of television sets by using a 180° screen rotation function

26)	Small- to medium-sized television model development

•	To meet increased demand for secondary television sets

•	19/22/26 inch model development

27)	55FHD television model development

•	Development of 55-inch (a new category) television panel applying scanning B/L technology

28)	Development of television model applying GIP+TRD technology

•	Development of 32-inch and 26-inch HD television applying GIP+TRD technology

29)	One PCB structure development

•	Achieving cost reduction by combining Source PCB with Control PCB: $1.94g$1.1

30)	42FHD Gate Single Bank technology development

•	Reduction in gate driver integrated circuits by applying 42FHD Gate Single Bank technology: 8ea g 4ea

31)	22-inch WSXGA+ model development for Economy IPS Monitor

•	Development of the world’s first Economy IPS 22-inch WSXGA+ model

•	Achieving cost competitiveness by applying various cost reduction technologies, including DBEF-D sheet deletion

32)	21.5-inch TN FHD model development applying 960ch source driver integrated circuits chip

•	Development of LG Display’s first 21.5-inch wide-format TN FHD model

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

33)	27-inch TN FHD model development applying BDI (Black Data Insertion) technology

•	Development of LG Display’s first 27-inch wide-format TN FHD model that applies BDI technology, which removes motion picture afterimages

•	Applying CCA (Color Compensation Algorism) technology that enables the display of superior color tone

•	Achieving 16:9 aspect ratio, more than 2.07 million pixel and FHD Resolution

34)	a-Si TFT based 3-inch DOD AMOLED technology development

•	Development of the world’s first 3-inch AMOLED applying a-Si TFT and DOD Structure

•	Possible to use prior LCD infrastructure (a-SI TFT) to develop AMOLED

35)	Development of AMOLED applying new crystallization (A-SPC) technology

•	Development of the world’s first AMOLED applying non-laser crystallization method (A-SPC)

•	Development of the world’s largest AMOLED television (15-inch HD)

[Achievements in 2009]

36)	Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

37)	Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

38)	Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

39)	Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

40)	240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

41)	Development of low voltage liquid crystal development

•	Improving contrast ratio by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

42)	Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 g 2.2±0.25

43)	Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad type pixel structure

44)	Development of 55FHD direct slim LED model

•	Development of the world’s first direct-mounted 16.3mm depth slim LCM

•	Realization of 240 block local dimming and Trumotion 240Hz

45)	Development of 42HD GIP +TRD technology

•	The world’s first application of the 42HD GIP + TRD structure

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in source drive integrated circuits: 6ea g 2ea

46)	Development of TV3 CR5 Color PR

•	Realization of 100% BT709 reiteration rate by applying RGB Color Locus

•	Achieving a 5% increase in CR by decreasing size of Color PR pigment

47)	Development of the world’s first slim 27W FHD TN monitors

•	Reduces thickness by applying edge-mounted backlight: 37.2t g 21.6t

•	Reduces power consumption by 60% compared to conventional models by applying 4Lamp

•	Realization of MPRT 8ms by applying BDI technology

48)	Development of the world’s first 25W FHD TN new size monitors

•	Development of new aspect ratio model: 16:9 wide-format

•	Reduction in the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

49)	Development of 16:9 wide-format power consumption saving monitors (200W HD+, 215W FHD, 230W FHD)

•	Reduces power consumption by 40% compared to conventional models by applying 2Lamp

•	Slim design which reduces thickness: 17.0t g 14.5t

•	To meet Energy Star 5.0 standards

50)	Development of the world’s first 22-inch WSXGA+ DRD (Double Rate Driving) monitors

•	A 50% reduction in source driver integrated circuits by applying Double Rate Driving technology: 8ea g

•	4ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	Application of optimum thin-film transistor structure for Double Rate Driving monitors

51)	Development of the world’s first 23W e-IPS monitors

•	Slim design: Reduces thickness by applying edge-mounted backlight: 35.7t g 17t

•	Reduces power consumption by 50% compared to conventional model by applying 4Lamp

•	Realization of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of integrated circuits by applying 960ch source driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	To meet Energy Star 5.0 standards

52)	Development of high efficiency backlight technology

•	Removal of DBDEF-D Sheet by increasing backlight luminance level by more than 30%

g	development of high efficiency lamp and improvement of optics sheet optical efficiency

53)	Development of GIP and high aperture ratio technology for QHD IPS model

•	Stable GIP output in QHD IPS models

•	Maximizing transmissivity by applying UH-IPS technology and asymmetric pixel design

54)	Development of three-dimensional display technology using the shutter glasses method.

•	Realization of stable rate of 172Hz

•	Realization of 4port low voltage differential signaling frequencies at a rate of 400MHz

•	Realization of ODC (Over Driver Circuit) tuning of GTG 3.5ms which is optimum for three-dimensional display

55)	Development of 17.1-inch wide-format slim (flat type) panel applying COG (Chip On Panel) chip, our largest slim (flat type) panel

•	Development of our largest size slim (flat type) model (previously, our largest model was the 15.4-inch wide-format)

•	Reduction in thickness: 6.5mm g 4.3mm

56)	Development of new high resolution 101W model (1024x600, 1366x768)

•	Achieving higher resolution: 1024x576 g 1024x600, 1366x768

57)	Development of world’s first 17.3-inch HD+ LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

•	Existing model: 17.1-inch WXGA+ 1400x900 / New model: 17.3-inch HD+ 1600x900

58)	Development of 13.3-inch HD LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

59)	Development of world’s first 14.0-inch HD+ LED panel for notebook computers

•	New size and HD+ resolution (1600x900) for 16:9 wide-format

60)	Development of world’s first 15.6-inch HD+ LED panel for notebook computers

•	First HD+ resolution (1600x900) for 16:9 wide-format

61)	Development of world’s first 15.6-inch FHD LED panel for notebook computers

•	First FHD resolution (1920x1080) for 16:9 wide-format

62)	Development of the first Green PC models (13.3-inch, 14.0-inch, 15.6-inch)

•	First models applying Green product concept (halogen free, low power consumption)

63)	Development of DRD (Double Rate Driving) technology applying COG (Chip on Glass)

•	Development of the first COG that applies DRD technology (a 50% reduction in the number of COG drive integrated circuits)

64)	Development of 10.1-inch SD (1024 x 600) model for netbooks

•	Improved resolution: 1024 x 576g1024 x 600

•	Reduction in cost by applying COG instead of COF

65)	Development of 10.1-inch HD (1366 x 768) model for netbooks

•	Highest resolution among 10.1-inch models

•	Reduction in cost by applying GIP technology

66)	Development of 17.1-inch WUXGA flat type model

•	Development of largest flat type model (previously, largest model was 15.4-inch)

•	The thinnest among 17.1-inch models

•	Reduction in thickness: 6.5t g 4.3t

67)	Developments of 11.6-inch HD monitor for netbooks

•	Development of largest/ highest resolution monitor for netbooks

•	Reduction in cost by applying GIP technology

68)	Development of low-cost 26-inch and 32-inch HD model for televisions

•	World’s first monitor without a cover shield

•	Application of sheet type support side

•	Reduction in cost by applying low-cost single bottom covers for mold frames

69)	Development of large-sized (42-inch/47-inch) edge type LED LCD model for televisions

•	Development of our first model for televisions applying edge type LED backlight (mass production commenced in September 2009)

•	Slim depth (11.9mm in thickness) & narrow bezel (18mm in thickness)

70)	Development of world’s first S/D-IC + Tcon merging technology applicable to television monitors

•	Minimizing size of printed circuit board by applying 1380ch S/D-IC + ASIC technology and removing ASIC chip

•	A 49% cost reduction in manufacturing circuits

71)	Achieving a full product line-up for netbook monitors

•	A full product line-up that covers the full spectrum of netbook monitor sizes from 8.9-inch to 11.6-inch models

72)	Development of our first flat type monitor for netbooks

•	Development of 11.6-inch flat type HD monitor

73)	Development of new LED-applied model utilizing vertical LED array technology

•	Development of 15.6-inch HD model applying vertical LED array technology (technology applied in existing models: horizontal LED array)

•	Reduction in power consumption and raw material costs

74)	Development of world’s first 21.5W FHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 330nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

75)	Development of world’s first 27W QHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 380nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

•	Realization of high resolution (2560x1440)

•	Removal of gate driver integrated circuits by applying GIP technology

76)	Development of world’s first 19-inch WXGA monitor applying DRD (Double Rate Driver)

•	A 50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Optimization of TFT design structure for DRD (Double Rate Driver) technology

77)	Development of world’s first 22W e-IPS monitor applying GIP technology

•	Achievement of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of source driver integrated circuits by applying 960 channel chip (8eag6ea)

•	Removal of gate driver integrated circuits by applying GIP technology

78)	Development of world’s first QHD new high resolution monitor (27W QHD)

•	Achievement of high resolution (2560 x 1440)

•	Maximization of aperture ratio applying UH-IPS technology and elimination of gate driver integrated circuits by applying GIP technology

•	Achievement of high luminance and sRGB coverage of 100% applying high efficiency white LED

79)	Development of world’s first monitor applying GIP, DRD (Double Rate Driver) and I-VCOM monitor (185W HD)

•	50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Elimination of DBEF Optical sheet by applying I-VCOM technology and optical efficiency improvement in backlight

80)	Development of shutter glass type three-dimensional monitor with full high definition

•	172Hz operation frame rate

•	Highest data interface speed of over 400MHz in 4port LVDS interface and achievement of GTG 3.5ms by optimal tuning of ODC (Over Driving Circuit)

81)	One layer vertical LED monitor development and reinforcement of monitor product line up (200W HD+, 215W FHD, 230W FHD)

•	Minimization of the number of LED PKG applying vertical array structure

•	Elimination of DBEF Sheet applying two-in-one LED PKG

•	Slim design: optimization of mechanical structure

82)	Development of world’s first notebook monitor applying 2ea Sheet Backlight

•	Achieving cost competitiveness by switching from conventional 3~4ea sheet to 2ea complex sheet backlight (with the Diffuser Sheet eliminated)

[Achievements in 2010]

83)	Development of 9.7-inch AH-IPS model for Apple’s i-Pad.

•	Development of the world’s first IPS Tablet

•	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

84)	Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition)

•	Thin and light; low electricity consumption thereby increasing battery life

•	Development of Company-led flat product market

85)	Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition)

•	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

•	50% reduction in source driver integrated circuits (from 16ea to 8ea) by applying 1 gate 1 drain technology

86)	World’s first full high-definition 47-inch three-dimensional display panels using Glass Patterned Retarder (GPR) technology

•	Achieving full high-definition for three-dimensional display panels using GPR technology

87)	Development of our first large-sized display panels viewable in three-dimension using shutter glasses (42-inch, 47-inch, 55-inch in full high-definition)

•	Achieving high aperture ratio by applying S-IPS V technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source driver integrated circuits

88)	World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in full high-definition)

•	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

89)	Development of 42-inch and 47-inch full high-definition display panels for television to be sold in emerging markets

•	Focusing on basic functions and removing functions that are costly

•	Achieving cost reduction by applying GIP technology

90)	Development of intra interface technology for large-sized, high resolution, high frequency display panels

•	Improved data transmission rate (from 660Mbps to 1.6Gbps)

•	Developing slim PCBs by decreasing the number of transmission lines

91)	Development of our first 21.5-inch and 26-inch full high-definition Edge LED products

•	Application of 21.5-inch, 26-inch full high-definition TV LED BL and mid-sized full high-definition model Slim TCON (176Pin g 88Pin)

92)	Development of our first 32 high-definition Edge LED product

•	Application of 32-inch high-definition TV Edge LED BL

93)	Development of our first 37-inch full high-definition M240Hz product

•	Development of 37-inch full high-definition 240Hz panel. Development and mass production of MEMC 240Hz with TCON model.

94)	Development of 240Hz panel for LG Electronics’ Borderless TV

•	Development of Narrow Bezel 240Hz panel (Bezel 14mm g 7mm) for LG Electronics’ Borderless TV

95)	Development of the world’s first slim 23W full high-definition monitor in IPS mode

•	Slim design by applying slim-type LED backlight (thickness: 14.5t g 11.5t)

•	Cost saving by applying low voltage liquid crystal

•	Removal of gate driver integrated circuits by applying GIP technology

96)	Development of the world’s first slim 185W high-definition monitor in TN mode

•	Slim design by applying slim-type LED backlight (thickness: 11.5tg9.7t)

•	50% reduction in source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of optical sheet by applying new TFT structure technology (I-VCOM)

•	Removal of gate driver integrated circuits by applying GIP technology

10. Customer Service

In order to highlight the importance of creating customer value, we have formulated a roadmap toward creating customer value and have shared this information with all of our employees. Through our “Voice of Customer” campaign, we have responded to customer feedback including complaints, suggestions, praises, enquiries and requests as soon as they were made and we have made efforts to change any negative feedback made by a customer into a positive feedback through such prompt response. In addition, in order to support our customers, we have established IPS camps and have cooperated with our customers to promote IPS technology. Furthermore, we have hosted “Why LGD” campaigns in order to provide superior products and services to our customers including in the areas of technology, quality, responsiveness, delivery and cost. We also monitor customer opinion through annual customer satisfaction surveys and customer interviews, and the results of such surveys and interviews are reflected in the performance evaluation of our executive officers.

11. Intellectual Property

As of June 30, 2010, we held a total of 13,210 patents, including 6,025 in Korea, and 7,185 in other countries.

12. Environmental Matters

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and in P6 in December 2009 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. On July 10, 2010, we became the first TFT-LCD company to receive the CDM Executive Board’s approval on its CDM project design document for SF6 decomposition.

In addition, as of June 30, 2010, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board. Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P7, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China. We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect in July 2006, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Moreover, we participated in reforming IEC 62321 by 2012, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted in June 2010.

In addition, we have implemented a green purchasing system that prevents the use of hazardous materials from the purchasing stage. As a result of the green purchasing system, we are in compliance with RoHS and other applicable environmental laws and regulation, and we became the first TFT-LCD company to receive the Hazardous Substance Process Management QC080000 certification, or HSPM, from the International Electrotechnical Commission. HSPM is used to help companies manage their hazardous materials and be in compliance with RoHS.

13. Financial Information

A. Financial highlights (Based on consolidated K-IFRS)

	(Unit: In millions of Won, except for per share data)
Description	As of June 30, 2010	As of December 31, 2009
Current Assets	9,585,173	8,226,142
Quick Assets	7,328,928	6,558,362
Inventories	2,256,245	1,667,780
Non-current Assets	13,356,799	11,477,335
Investments	346,544	409,145
Tangible Assets	11,432,295	9,596,497
Intangible Assets	421,600	352,393
Other Non-current Asset	1,156,360	1,119,300
Total Assets	22,941,972	19,703,477
Current Liabilities	8,177,681	6,495,071
Non-current Liabilities	3,680,377	3,168,657
Total Liabilities	11,858,058	9,663,728
Capital Stock	1,789,079	1,789,079
Capital Surplus	2,251,113	2,251,113
Capital Adjustment	—	—
Other Accumulated Comprehensive Income (Loss)	(48,554)	(51,005)
Retained Earnings	7,092,276	6,050,562
Total Shareholder’s Equity	11,083,914	10,039,749

	(Unit: In millions of Won)
Description	For the six months ended June 30, 2010	For the six months ended June 30, 2009
Sales Revenues	12,330,543	8,314,678
Operating Income (Loss)	1,515,410	34,807
Income (Loss) from continuing operation	1,203,413	20,316
Net Income (Loss)	1,203,413	20,316
Earnings (loss) per share – basic	3,366	57
Earnings (loss) per share – diluted	3,277	57

B. Financial highlights (Based on separate K-IFRS)

	(Unit: In millions of Won, except for per share data)
Description	As of June 30, 2010	As of December 31, 2009
Current Assets	9,324,609	7,973,355
Quick Assets	7,548,022	6,687,050
Inventories	1,776,587	1,286,305
Non-current Assets	12,932,218	11,283,512
Investments	1,228,171	1,188,857
Tangible Assets	10,278,054	8,730,263
Intangible Assets	402,451	340,885
Other Non-current Asset	1,023,542	1,023,507
Total Assets	22,256,827	19,256,867
Current Liabilities	7,618,583	6,120,663
Non-current Liabilities	3,646,554	3,102,006
Total Liabilities	11,265,137	9,222,669
Capital Stock	1,789,079	1,789,079
Capital Surplus	2,251,113	2,251,113
Capital Adjustment	—	—
Other Accumulated Comprehensive Income (Loss)	(11,323)	(17,366)
Retained Earnings	6,962,821	6,011,372
Total Shareholder’s Equity	10,991,690	10,034,198

	(Unit: In millions of Won)
Description	For the six months ended June 30, 2010	For the six months ended June 30, 2009
Sales Revenues	12,379,226	8,234,951
Operating Income (Loss)	1,407,744	(28,653)
Income (Loss) from continuing operation	1,130,351	(8,321)
Net Income (Loss)	1,130,351	(8,321)
Earnings (loss) per share – basic	3,159	(23)
Earnings (loss) per share – diluted	3,072	(23)

C. Consolidated subsidiaries (as of June 30, 2010)

Company	Primary Business	Location	Ownership Ratio
LG Display America, Inc.	Sales	U.S.A	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	90%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Co., Ltd.	Sales	Singapore	100%
LG Electronics (Nanjing) Plasma Co., Ltd.	Manufacturing and sales	China	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%

D. Status of equity investment

•	Status of equity investment as of June 30, 2010:

Company	Paid-in Capital		Initial Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$	105,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,046,834,680	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Co., Ltd.	SGD	1,400,000	January 12, 2009	100%
LG Electronics (Nanjing) Plasma Co., Ltd.	CNY	206,918,375	December 29, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	273,048,000	April 19, 2010	100%
Suzhou Raken Technology Co., Ltd.	CNY	472,319,351	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	(Won)	14,400,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)	14,073,806,250	May 16, 2008	13%
AVACO Co., Ltd.	(Won)	6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY	25,000,000	July 11, 2008	50%
NEW OPTICS, Ltd.	(Won)	12,199,600,000	July 30, 2008	42%
LIG ADP Co., Ltd. (formerly ADP Engineering Co., Ltd.)	(Won)	6,330,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)	11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)	6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$	12,285,021.96	November 3, 2009	26%
Global OLED Technology LLC	US$	45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No.16	(Won)	8,280,000,000	December 7, 2009	31%
Can Yang Investment Ltd.	CNY	73,729,230	January 27, 2010	18%

14. Audit Information

A. Audit service

	(Unit: In millions of Won, hours)
Description	2010(H1)	2009	2008
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation*	850 (585)**	700 (540)***	750 (750)****
Time required	5,413	17,569	23,100

*	Compensation amount is for the entire fiscal year.
**	Compensation amount in ( ) is for K-IFRS audit, 20-F filing and SOX404 audit.
***	Compensation amount in ( ) is for US-GAAP audit, 20-F filing and SOX404 audit.
****	Compensation amount in ( ) is for US-GAAP audit and review and SOX404 audit.

B. Non-audit service

	(Unit: In millions of Won)
Fiscal Year	Independent Auditor	Contract Date	Detail	Compensation
2010	KPMG Samjong	May 6, 2010	Agreed procedure regarding Company B	106

15. Board of Directors

A. Independence of Directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of four persons including three who are members of our audit committee. Of the remaining outside directors, Dongwoo Chun is currently serving as Chairman of the Outside Director Nomination and Corporate Governance Committee. As of June 30, 2010, our non-outside directors were comprised of the chief executive officer, the chief financial officer and a member who was nominated by LG Electronics.

B. Members of the Board of Directors

Members of the Board of Directors (as of June 30, 2010)

Name	Date of birth	Position	Business experience	First Elected

Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Do Hyun Jung	April 9, 1957	Director	Executive Vice President and Chief Financial Officer of LG Electronics	March 12, 2010

Tae Sik Ahn	March 21, 1956	Outside Director	Dean, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director of Pixelplus	March 23, 2005

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.	February 29, 2008

William Y. Kim	June 6, 1956	Outside Director	Partner at Ropes & Gray LLP	February 29, 2008

C. Committees of the Board of Directors

Committees of the Board of Directors (as of June 30, 2010):

Committee	Composition	Member

Audit Committee	3 outside directors	Tae Sik Ahn, Yoshihide Nakamura, William Y. Kim

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	Do Hyun Jung, Dongwoo Chun, William Y. Kim

Remuneration Committee	1 non-outside director and 2 outside directors	Do Hyun Jung, Dongwoo Chun, Tae Sik Ahn

16. Information Regarding Shares

A. Total Number of Shares

(1)	Total number of shares authorized to be issued (as of June 30, 2010): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2010): 357,815,700 shares.

B. Shareholder list

(1)	Largest shareholder and related parties:

(Unit: share)
Name	Relationship	As of June 30, 2010
LG Electronics	Largest Shareholder	135,625,000 (37.9%)
Young Soo Kwon	Related Party	13,000 (0.0%)

(2)	Shareholders who are known to us to own 5% or more of our shares as of June 30, 2010:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Mirae Asset Asset Management	27,775,225	7.76%
National Pension Service	18,034,737	5.04%

17. Directors and Employees

A. Directors

(1)	Remuneration for directors in 2010 (H1)

	(Unit: In millions of Won)
Classification	Amount paid		Approved payment amount at shareholders meeting	Per capita average remuneration paid****	Remarks
Directors who are executive officers	1,453		8,500	726	—
Directors nominated by LG Electronics**	—			—	—
Outside Directors	118	***		28	-Three of our outside directors are members of the audit committee.

*	Period: January 1, 2010 ~ June 30, 2010
*	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits.
**	Includes Simon (Shin Ik) Kang, who resigned on March 12, 2010.
***	Amount paid to outside directors includes remuneration for Ingoo Han, whose term expired on March 12, 2010.
****	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of non-outside/outside directors for the six months ended June 30, 2010.

(2)	Stock option

The following table sets forth certain information regarding our stock options as of June 30, 2010.

				(Unit: Won, Stock)
Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options*	Number of Exercisable Options*
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000

Total						220,000		110,000	110,000

*	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

B. Employees

As of June 30, 2010, we had 27,447 employees (excluding our executive officers). The total amount of salary paid to our employees for the six months ended June 30, 2010 based on cash payment (excluding welfare benefits and retirement expenses) was (Won)569,017 million. The following table provides details of our employees as of June 30, 2010:

				(Unit: person, in millions of Won)
Details of Employees*				Total Salary in 2010 (H1)**	Per Capita Salary***	Average Service Year
Office Worker	Production Worker	Others	Total
9,081	18,366	—	27,447	569,017	22.00	4.1

*	Directors and executive officers have been excluded.
**	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2010 was (Won)110,169 million and the per capita welfare benefit provided was (Won)4.3 million.
**	Based on cash payment made in Korea.
**	Includes incentive payments to employees who have transferred from our affiliated companies.
***	Per Capita Salary is calculated using the average number of employees (25,882) for the six months ended June 30, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2010

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

LG Display Co., Ltd.:

We have reviewed the accompanying condensed consolidated statement of financial position of LG Display Co., Ltd. and subsidiaries (the “Group”) as of June 30, 2010, and the related condensed consolidated statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2010, changes in equity and cash flows for the six-month period ended June 30, 2010. Management is responsible for the preparation and fair presentation of these condensed financial statements. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review. The accompanying condensed consolidated statements of comprehensive income for each of the three-month and six-month period ended June 30, 2009, changes in equity and cash flows for the six-month period ended June 30, 2009, presented for comparative purposes, were not reviewed.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards.

We have audited the consolidated statement of financial position as of December 31, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), and our report thereon, dated February 16, 2010, expressed an unqualified opinion. In addition, we have reviewed the consolidated statements of income, changes in equity and cash flows for six-month period ended June 30, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea and our review report thereon, dated July 17, 2009, expressed that nothing had come to our attention that caused us to believe that the consolidated interim financial statements referred to above were not presented fairly in all material respects in accordance with accounting principles generally accepted in the Republic of Korea.

As discussed in note 15 to the condensed consolidated interim financial statements, the Group is under investigations by Korea Fair Trade Commission in Korea, European Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, LG Display Co., Ltd. along with its subsidiaries has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and LG Display Co., Ltd. and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of LG Display Co., Ltd. alleging violations of the U.S. Securities Exchange Act of 1934. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

As discussed in note 2, the Group prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with Korean International Financial Reporting Standards. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with Korean International Financial Reporting Standards for the year ending December 31, 2010.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

July 23, 2010

This report is effective as of July 23, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Unaudited)

As of June 30, 2010 and December 31, 2009

(In millions of Won)	Note	2010		2009
Assets
Cash and cash equivalents	10	(Won)	1,111,620	817,982
Deposits in banks	10		2,100,000	2,500,000
Trade accounts and notes receivable, net	9, 10, 14, 17		3,593,672	2,950,245
Other accounts receivable, net	10, 17		236,929	128,459
Other current financial assets	10		—	2,737
Inventories	5		2,256,245	1,667,780
Other current assets			286,707	158,939

Total current assets			9,585,173	8,226,142

Investments in equity accounted investees	6		295,467	282,450
Other non-current financial assets			69,806	145,970
Deferred tax assets	20		944,779	926,219
Property, plant and equipment, net	7, 18		11,432,295	9,596,497
Intangible assets, net	8, 18		421,600	352,393
Other non-current assets			192,852	173,806

Total non-current assets			13,356,799	11,477,335

Total assets		(Won)	22,941,972	19,703,477

Liabilities
Trade accounts and notes payable	10, 17	(Won)	2,653,598	2,031,422
Current financial liabilities	9, 10		1,412,219	2,007,332
Other accounts payable	10, 17		3,027,481	1,596,135
Accrued expenses			427,410	335,491
Income tax payable			249,883	145,326
Provisions			361,832	327,364
Other current liabilities			45,258	52,001

Total current liabilities			8,177,681	6,495,071

Non-current financial liabilities	9, 10		2,558,404	2,076,160
Non-current provisions			6,358	5,611
Employee benefits	13		70,934	84,297
Long-term advance received	14		701,974	583,800
Other non-current liabilities			342,707	418,789

Total non-current liabilities			3,680,377	3,168,657

Total liabilities			11,858,058	9,663,728

Equity
Share capital	16		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	16		(48,554)	(51,005)
Retained earnings			7,076,243	6,050,562

Total equity attributable to equity holders of the Company			11,067,881	10,039,749

Non-controlling interest			16,033	—

Total equity			11,083,914	10,039,749

Total liabilities and equity		(Won)	22,941,972	19,703,477

See accompanying notes to the condensed consolidated interim financial statements.

3

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statement of Comprehensive Income

(Unaudited)

For the three-month and six-month periods ended June 30, 2010 and 2009

(In millions of Won, except earnings per share)	Note	For the three-month periods ended June 30			For the six-month periods ended June 30
		2010		2009	2010		2009
				(Unreviewed)			(Unreviewed)

Revenue	17, 18	(Won)	6,454,196	4,772,369	(Won)	12,330,543	8,314,678
Cost of sales	5, 11, 17		(5,125,271)	(4,192,770)		(9,764,925)	(7,842,484)

Gross profit			1,328,925	579,599		2,565,618	472,194

Other income	11		512,207	484,446		747,664	970,561
Selling expenses	11, 12		(215,526)	(155,787)		(405,860)	(297,076)
Administrative expenses	11, 12		(127,987)	(75,115)		(247,479)	(138,903)
Research and development expenses	11		(167,736)	(97,528)		(304,386)	(196,423)
Other expenses	11		(603,896)	(383,528)		(840,147)	(775,546)

Results from operating activities			725,987	352,087		1,515,410	34,807

Finance income			99,185	183,140		137,109	141,017
Finance costs			(221,011)	(103,572)		(205,191)	(235,516)
Other non-operating loss, net			(1,708)	(261)		(3,299)	(356)
Equity income(loss) on investments, net			1,806	(2,841)		1,962	591

Profit (loss) before income tax			604,259	428,553		1,445,991	(59,457)
Income tax expense (benefit)	20		49,471	61,604		242,578	(79,773)

Profit for the period			554,788	366,949		1,203,413	20,316

Other comprehensive income
Net change in fair value of available-for-sale financial assets			(11,809)	730		6,646	(4,792)
Net change in fair value of cash flow hedges transferred to profit or loss			—	—		—	2,534
Defined benefit plan actuarial gain or loss			159	(416)		6	1,103
Cumulative translation differences			16,521	(5,638)		(1,825)	(12,776)
Gain on sales of own shares of associate accounted for using the equity method			1,039	—		1,039	—
Income tax on other comprehensive income			2,553	304		(2,798)	809

Other comprehensive income (loss) for the period, net of income tax			8,463	(5,020)		3,068	(13,122)

Total comprehensive income for the period		(Won)	563,251	361,929	(Won)	1,206,481	7,194

Profit (loss) attributable to:
Owners of the Company			555,517	366,949		1,204,583	20,316
Non-controlling interest			(729)	—		(1,170)	—

Profit for the period		(Won)	554,788	366,949	(Won)	1,203,413	20,316

Total comprehensive income (loss) attributable to:
Owners of the Company			562,853	361,929		1,207,040	7,194
Non-controlling interest			398	—		(559)	—

Total comprehensive income for the period		(Won)	563,251	361,929	(Won)	1,206,481	7,194

Earning per share
Basic earnings per share	21	(Won)	1,553	1,026	(Won)	3,366	57

Diluted earnings per share	21	(Won)	1,542	929	(Won)	3,277	57

See accompanying notes to the condensed consolidated interim financial statements.

4

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statement of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2010 and 2009

(In millions of Won)	Share capital		Share premium	Gain on sales of own shares of associates	Hedging reserve	Fair value reserve	Translation reserve	Retained earnings	Minority interest	Total equity

Balances at January 1, 2009	(Won)	1,789,079	2,251,113	—	(1,920)	3,500	—	5,126,135	—	9,167,907

Total comprehensive income for the period
Profit for the period		—	—	—	—	—	—	20,316	—	20,316

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	(3,706)	—	—	—	(3,706)
Net change in faur value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	1,920	—	—	—	—	1,920
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	1,103	—	1,103
Cumulative translation differences		—	—	—	—	—	(12,439)	—	—	(12,439)

Total other comprehensive income (loss)		—	—	—	1,920	(3,706)	(12,439)	1,103	—	(13,122)

Total comprehensive income (loss) for the period	(Won)	—	—	—	1,920	(3,706)	(12,439)	21,419	—	7,194

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)

Balances at June 30, 2009 (Unreviewed)	(Won)	1,789,079	2,251,113	—	—	(206)	(12,439)	4,968,646	—	8,996,193

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	—	(14,636)	(36,369)	6,050,562	—	10,039,749

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	—	1,204,583	(1,170)	1,203,413

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	4,654	—	—	—	4,654
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	6	—	6
Cumulative translation differences		—	—	—	—	—	(3,242)	—	611	(2,631)
Gain on sales of own shares of associates accounted for using the equity method		—	—	1,039	—	—	—	—	—	1,039

Total other comprehensive income (loss)		—	—	1,039	—	4,654	(3,242)	6	611	3,068

Total comprehensive income (loss) for the period	(Won)	—	—	1,039	—	4,654	(3,242)	1,204,589	(559)	1,206,481

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	16,592	16,592

Balances at June 30, 2010	(Won)	1,789,079	2,251,113	1,039	—	(9,982)	(39,611)	7,076,243	16,033	11,083,914

See accompanying notes to the condensed consolidated interim financial statements.

5

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2010 and 2009

(In millions of Won)	2010		(Unreviewed) 2009

Cash flows from operating activities:
Profit for the period	(Won)	1,203,413	20,316
Adjustments for:
Income tax expense (benefit)		242,578	(79,773)
Depreciation		1,261,495	1,251,954
Amortization of intangible assets		76,874	21,797
Gain on foreign currency translation		(165,873)	(157,231)
Loss on foreign currency translation		221,121	81,178
Gain on sale of property, plant and equipment		(1,309)	(373)
Loss on sale of property, plant and equipment		88	127
Impairment loss on property, plant and equipment		—	664
Gain on sale of intangible assets		—	(4)
Finance income		(95,436)	(79,918)
Finance costs		167,894	167,358
Equity income on investments, net		(1,962)	(591)
Other income		—	(67)
Other expenses		207,396	66,673

		3,116,279	1,292,110

Change in trade accounts and notes receivable		(567,186)	(1,029,003)
Change in other accounts receivable		1,848	(63,165)
Change in other current assets		(110,750)	(61,362)
Change in inventories		(551,360)	(213,864)
Change in other non-current accounts receivable		(386)	(936)
Change in other non-current assets		(34,735)	(20,957)
Change in trade accounts and notes payable		593,640	1,031,004
Change in other accounts payable		(116,450)	(87,964)
Change in accrued expenses		91,207	29,329
Change in other current liabilities		(7,016)	37,363
Change in other non-current liabilities		96,088	695,434
Change in provisions		(122,523)	(32,123)
Change in defined benefit obligation		(71,054)	(6,047)

Cash generated from operating activities		2,317,602	1,569,819
Income tax paid		(158,591)	(317,153)
Interest received		62,773	137,789
Interest paid		(53,350)	(67,971)

Net cash from operating activities	(Won)	2,168,434	1,322,484

See accompanying notes to the condensed consolidated interim financial statements.

6

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2010 and 2009

(In millions of Won)	2010		(Unreviewed) 2009

Cash flows from investing activities:
Dividend received	(Won)	729	557
Proceeds from withdrawal of deposits in banks		2,600,000	2,305,000
Increase in deposits in banks		(2,200,000)	(1,550,000)
Acquisition of investments in equity accounted investees		(21,413)	(24,297)
Proceeds from disposal of investments in equity accounted investees		20,530	—
Acquisition of property, plant and equipment		(1,579,740)	(1,849,738)
Proceeds from disposal of property, plant and equipment		1,783	6,830
Acquisition of intangible assets		(81,075)	(95,384)
Proceeds from disposal of intangible assets		—	5
Proceeds from settlement of derivatives		6,331	1,171
Acquisition of other non-current financial assets		(35,466)	(1,935)
Proceed from disposal of other non-current financial assets		1,715	1,009
Acquisition of LCD module business		(204,181)	—
Others		71	39

Net cash used in investing activities		(1,490,716)	(1,206,743)

Cash flows from financing activities:
Proceeds from short-term borrowings		302,336	805,958
Repayment of short-term borrowings		(457,755)	(601,068)
Proceeds from long-term borrowings		335,476	366,385
Repayment of long-term borrowings		(120,000)	—
Issuance of debentures		780,753	—
Repayment of debentures		—	(200,000)
Repayment of current portion of long-term debt		(1,053,188)	(281,883)
Increase in minority interest		16,592	—
Payment of cash dividend		(178,908)	(178,908)

Net cash used in financing activities		(374,694)	(89,516)

Net Increase in cash and cash equivalents		303,024	26,225
Cash and cash equivalents at 1 January		817,982	1,352,752

Effect of exchange rate fluctuations on cash held		(9,386)	(7,931)

Cash and cash equivalents at 30 June	(Won)	1,111,620	1,371,046

See accompanying notes to the condensed consolidated interim financial statements.

7

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2010

(Unaudited)

1 Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 18th Floor West Tower, LG Twin Towers, 20 Yeouido-dong, Yeoungdeungpo-gu, Seoul 150-721, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2010, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of June 30, 2010, the Controlling Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2010, 357,815,700 shares of common stock are outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of June 30, 2010, 25,233,336 ADSs are outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

1 Reporting entity, Continued

(b) Consolidated Subsidiaries

(In millions)
Subsidiaries	Percentage of ownership	Location	Date of incorporation	Selling or manufacturing	Capital stocks
LG Display America, Inc.	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	USD105
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD products	JPY95
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd. (*)	100%	Nanjing, China	July 15, 2002	Manufacture and Sell TFT-LCD products	CNY2,047
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o.	80%	Wroclaw, Poland	September 6, 2005	Manufacture and Sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd.	90%	Guangzhou, China	June 30, 2006	Manufacture and Sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	SGD1.4
LG Electronics (Nanjing) Plasma Co., Ltd. (*)	100%	Nanjing, China	May 16, 2003	Manufacture and Sell TFT-LCD products	CNY207
L&T Display Technology (Xiamen) Limited	51%	Xiamen, China	January 5, 2010	Manufacture LCD module and TV set	CNY82
L&T Display Technology (Fujian) Limited	51%	Fujian, China	January 5, 2010	Manufacture LCD monitor set	CNY116
LG Display Yantai Co., Ltd.	100%	Yantai, China	April 19, 2010	Manufacture and Sell TFT-LCD products	CNY273

(*)	LG Display Nanjing Co., Ltd. will merge with LG Electronics (Nanjing) Plasma Co., Ltd. during the second half of 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

1 Reporting entity, Continued

(c) Associates and Jointly Controlled Entities (equity method investees)

(In millions)
Associates and jointly controlled entities	Percentage of ownership	Date of incorporation	Selling or manufacturing	Carrying amount
Suzhou Raken Technology Ltd.	51%	October, 2008	Manufacture and sell LCD modules and LCD TV set	100,891
Guangzhou New Vision Technology Research and Development Limited	50%	July, 2008	R&D on design of LCD modules and LCD TV set	3,939
Global OLED Technology LLC	33%	December, 2009	Managing and utilizing OLED patents	52,955
Paju Electric Glass Co., Ltd.	40%	January, 2005	Manufacture electric glass for flat-panel display	40,816
TLI Inc.	13%	October, 1998	Manufacture and sell semiconductor parts	15,957
AVACO Co., Ltd.	20%	January, 2001	Manufacture and sell equipment for flat-panel display	7,209
New Optics LTD.	42%	August, 2005	Manufacture back light parts for TFT-LCD	17,485
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)	13%	January, 2001	Develop and manufacture the equipment for flat-panel display	3,957
WooRee LED Co., Ltd.	30%	June, 2008	Manufacture LED back light unit packages	12,196
Dynamic Solar Design Co., Ltd.	40%	April, 2009	Manufacture and sell solar battery and flat-panel display	5,874
RPO, Inc.	26%	November, 2005	Develop Digital Waveguide Touch technology	13,170
LB Gemini New Growth Fund No. 16	31%	December, 2009	Invest in small and middle sized companies and to benefit from M&A opportunities	8,008
Can Yang Investments Limited	18%	January, 2010	Develop and manufacture and sell TFT-OLED	13,010

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

2 Basis of Presenting Financial Statements

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). LG Display Co., Ltd. and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Group’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

The condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements. The condensed consolidated interim financial statements for the six-month period ended June 30, 2010 and the comparative financial statements for the six-month period ended June 30, 2009 were prepared applying the accounting policies adopted by the Group as described below. The condensed consolidated financial statement as of the transition date was also prepared using the same accounting policies. An explanation of how the transition to K-IFRSs has affected the reported financial position of the Group as of January 1 and December 31, 2009, and financial performance of the Group for the year ended December 31, 2009 is provided in note 23.

The Controlling Company prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with K-IFRSs. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with K-IFRSs for the year ending December 31, 2010.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 21, 2010.

(b) Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

2 Basis of Presenting Financial Statements, Continued

(c) Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean Won, which is the Controlling Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3.(j))

•	Measurement of defined benefit obligations (note 13)

3 Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its condensed consolidated interim financial statements are as follows:

(a) Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profits and losses and other reserves attribute to the owners of the parent and non-controlling interests.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(a) Consolidation, Continued

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in associates and jointly controlled entities are initially recognized at cost and accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or loss and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gain or loss, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the comprehensive income is transferred to profit or loss as part of the profit or loss on disposal.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on that date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

Held-to-maturity financial assets

If the Group has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Group has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Group measures it at its fair value plus, transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three month and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans or receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of June 30, 2010, financial liabilities at fair value through profit or loss of the Group consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of June 30, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Group designated derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools, vehicle	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(f) Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attaching to a government grant, the government grant is recognized as follows:

Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising upon the business combinations is recognized at the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationship, technology, membership and others.

(iii) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(iv) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationship	7
Technology	10
Development costs	(*)
Condominium and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, Continued

The Group considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(j) Provision

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k) Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(k) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plan. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

(m) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (CODM) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these condensed consolidated interim financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 18 to these condensed consolidated interim financial statements.

(n) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(o) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(p) Earnings Per Share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q) New Standards and Interpretations Not Yet Adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group beginning on or after January 1, 2011, but the Group has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) K-IFRS 1109, ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS 1109 divides all financial assets that are currently in the scope of K-IFRS 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Group is evaluating the impact that this new standard will have on the Group’s consolidated financial statements.

(ii) Revised K-IFRS 1024, ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Group will apply K-IFRS 1024 (revised) retrospectively from January 1, 2011. The Group is evaluating the impact that this new standard will have on the Group’s consolidated financial statements, if any.

4 Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

4 Determination of Fair Values, Continued

(b) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c) Investments in Equity and Debt Securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d) Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(e) Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f) Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

4 Determination of Fair Values, Continued

(g) Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible Assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5 Inventories

Inventories as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	2010		2009
Finished goods	(Won)	1,027,013	763,181
Work-in-process		641,830	544,071
Raw materials		445,187	228,631
Supplies		142,215	131,897

	(Won)	2,256,245	1,667,780

For the six-month period ended June 30, 2010, inventories recognized as cost of sales amounted to (Won)9,764,925 million and valuation loss on inventories and reversal of valuation loss on inventories, which was included in cost of sales amounted to (Won)6,229 million and (Won)3,598 million respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

6 Investments in Equity Accounted Investees

In February 2010, the Controlling Company acquired additional 1,000,000 common shares (5.35%) of New Optics Ltd. at (Won)2,500 million.

The Controlling Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership and the Controlling Company paid (Won)6,480 million for the additional investment in May 2010. As of June 30, 2010, the Controlling Company acquired 30.6% equity interest in LB Gemini New Growth Fund No.16 and the agreed total investment amount is (Won)30,000 million.

In January 2010, the Controlling Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several other investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Group to secure a stable supply of LED chip solutions. The Controlling Company acquired 10,800,000 shares (18%) of the joint venture at (Won)12,433 million and has the right to assign a director in the board of directors of the joint venture. Accordingly, the investment in Can Yang Investments Limited has been accounted for using the equity method.

In June 2010, the Controlling Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Controlling Company’s ownership was reduced from 49% to 33%.

7 Property, Plant and Equipment

For the six-month periods ended June 30, 2010 and 2009, the Group purchased property, plant and equipment at (Won)3,081,066 million and (Won)1,393,781million, respectively. The capitalized borrowing costs and capitalization rate are (Won)19,906 million and 5.44% for the six-month period ended June 30, 2010, respectively. Also for the six-month periods ended June 30, 2010 and 2009, the Group disposed property, plant and equipment with carrying amounts of (Won)562 million and (Won)6,584 million, respectively. The Group recognized (Won)1,309 million and (Won)88 million as gain and loss on disposal of property, plant and equipment, respectively, for the six-month period ended June 30, 2010 (gain and loss in 2009: (Won)373 million and (Won)127 million, respectively).

8 Intangible Assets

The Group capitalizes the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2010 and December 31, 2009 are (Won)75,561 million and (Won)80,454 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial Liabilities

Details of loans and borrowings included in financial liabilities are presented below:

(a) Short-term borrowings as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won, USD, JPY and CNY) Lender	Annual interest rate(*)	2010		2009
Korea Development Bank and others	LIBOR+0.65~0.75%	(Won)	142,844		229,787
China Communication Bank and others	90% of the Basic Rate published by the People’s Bank of China, 6ML+0.5~2.0%, 3ML+1.2~1.8%		144,291		—
Mizuho Bank	TIBOR+0.45%		16,811		—
Shinhan Bank and others	3ML+1.8%		95,519		189,423
Bank of Tokyo-Mitsubishi UFJ	6ML+1.4%		68,228		63,141
Shinhan Bank and others	6ML+0.9		130,475		220,140
Korea Exchange Bank	6ML+1.18%		—		34,027
Other related party	1.15%		32,789		34,395

Foreign currency equivalent		USD	238	USD	245
		JPY	24,800	JPY	38,383
		CNY	28		—

		(Won)	630,957		770,913

(*)	ML and TIBOR represents Month LIBOR (London Inter-Bank Offered Rates) and Tokyo Inter-Bank Offered Rates.

The amount of current and outstanding trade accounts and notes receivable, arising from export sales to the Controlling Company’s subsidiaries, sold to financial institutions by the Controlling Company is USD95 million and JPY2,006 million ((Won)142,844 million) as of June 30, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the six-month period ended June 30, 2010, the Group has recognized (Won)475 million as interest expense in relation to the short-term borrowings resulting from the sale of accounts receivable.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial Liabilities, Continued

(b) Local currency long-term debt as of June 30, 2010 and December 31, 2009 is as follows:

(In millions of Won) Lender	Annual interest rate(*)	2010		2009
Local currency loans
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	17,779	18,380
Korea Development Bank	KDBBIR+0.77%		—	7,500
Korea Development Bank	KDBBIR+3.29%		—	120,000
Woori Bank	5.43%		200,000	200,000
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		3,914	3,914
Less current portion of long-term debt			(203,669)	(9,872)

		(Won)	18,024	339,922

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

(c) Foreign currency long-term debt as of June 30, 2010 and December 31, 2009 is as follows:

(In millions of Won USD, CNY and EUR) Lender	Annual interest rate	2010		2009
Industrial and Commercial Bank of China and others	6ML+0.68%, 6ML+0.5%, 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	197,183		249,034
The Export-Import Bank of Korea	6ML+0.69%~1.78		101,665		58,380
Korea Development Bank	3ML+0.66%		169,442		163,464
Kookmin Bank and others	3ML+0.35~0.53%		484,120		467,040
	6ML+0.41%		242,060		233,520
Sumitomo Bank Ltd.	3ML+1.80%		302,575		—

Foreign currency equivalent		USD	1,124	USD	875
		CNY	275	CNY	194
		EUR	59	EUR	70

Less current portion of long-term debt			(358,589)		(133,259)

		(Won)	1,138,456		1,038,179

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial Liabilities, Continued

(d) Details of debentures issued by the Group as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won and USD)	Maturity	Annual interest rate	2010		2009
Local currency debentures(*)
Publicly issued debentures	November 2012~ June 2015	4.89~5.89%	(Won)	900,000		890,000
Privately issued debentures	May 2011	5.30%		200,000		200,000
Less discount on debentures				(3,316)		(2,276)
Less current portion of debentures				(200,000)		(389,665)

			(Won)	896,684		698,059

Foreign currency debentures(*)
Floating rate note	April 2013	3ML+1.80%	(Won)	423,605		—

Foreign currency equivalent			USD	350		—

Less discount on debentures				(7,265)		—

			(Won)	416,340		—

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	88,899		699,861

Foreign currency equivalent			USD	73	USD	599

Less current portion of convertible bonds				—		(699,861)

			(Won)	88,899		—

			(Won)	1,401,923		698,059

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Group redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new publicly issued debentures and privately issued debentures amounting to (Won)400,000 million and USD350 million for the six-month period ended June 30, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial Liabilities, Continued

(e) Terms and conditions of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,075

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the six-month period ended June 30, 2010, 88% of put options attached to the convertible bonds amounting to USD 484million were exercised and the Group repaid USD 531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured them at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Group is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial Liabilities, Continued

As of June 30, 2010 and December 31, 2009, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	2010		2009
Convertible bond amount (*)	(Won)	61,617,600,000	513,480,000,000
Conversion price	(Won)	48,075	48,251
Common shares to be issued		1,281,697	10,641,851

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million and USD550 million as of June 30, 2010 and December 31, 2009, respectively.

(f) Aggregate maturities of the Group’s financial liabilities as of June 30, 2010 are as follows:

(In millions of Won) Period	Local currency long-term loans		Foreign currency long term loans	Local currency debentures	Foreign currency debentures	Total
Within 1 year	(Won)	203,669	358,589	200,000	—	762,258
1~5 year		16,458	1,138,456	1,313,024	88,899	2,556,837
Thereafter		1,566	—	—	—	1,566

	(Won)	221,693	1,497,045	1,513,024	88,899	3,320,661

10 Risk Management

(a) Financial risk management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies, analyzes such risks, and controls are implemented under risk management system to monitor and manage these risks at under a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analysed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The Group does not establish allowances for receivables under insurance and receivables from customers with a higher credit rating than the Group. The Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flow from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flow from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle payables for the facilities.

The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	2010		2009
Net Fair value
Financial assets (liabilities)	(Won)	(19,004)	2,674

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group used to hedge the interest rate risk by entering interest swap contracts. The Group does not have any interest swap contract as of June 30, 2010. The fair value of interest rate swap as of December 31, 2009 is as follows:

(In millions of Won) Type	2009
Loss on valuation of interest rate swap	(Won)	3,699
Financial liabilities		3,699

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

(iv) Fair values

The fair values of financial assets and liabilities, together with the carrying amounts as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	2010			2009
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	35,356	35,356	109,338	109,338
Financial assets designated at fair value through profit or loss		15,708	15,708	17,343	17,343
Interest rate swaps		—	—	63	63
Other forward exchange contracts		—	—	2,674	2,674

	(Won)	51,064	51,064	129,418	129,418

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,111,620	1,111,620	817,982	817,982
Trade accounts and notes receivable and other accounts receivable		3,830,601	3,830,601	3,078,704	3,078,704
Deposits in banks		2,100,000	2,100,000	2,500,000	2,500,000
Long-term other accounts receivable		11,697	11,697	11,311	11,311

	(Won)	7,053,918	7,053,918	6,407,997	6,407,997

Liabilities carried at fair value
Financial liabilities designated at fair value through profit or loss	(Won)	88,899	88,899	699,861	699,861
Interest rate swaps		—	—	3,762	3,762
Other forward exchange contracts		19,004	19,004	—	—

	(Won)	107,903	107,903	703,623	703,623

Liabilities carried at amortized cost
Secured bank loans	(Won)	41,150	41,150	—	—
Unsecured bank loans		2,308,545	2,311,083	2,292,145	2,294,969
Unsecured bond issues		1,513,024	1,531,621	1,087,724	1,101,201
Trade accounts and notes payable and other accounts payable		5,681,079	5,681,079	3,627,557	3,627,557

	(Won)	9,543,798	9,564,933	7,007,426	7,023,727

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of June 30, 2010 and December 31, 2009 are as follows:

	2010	2009
Derivatives	3.21%	3.78%
Debentures, loans and borrowings	3.77%	3.75%
Other liabilities	1.24%~1.43%	1.1%~1.3%

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(In millions of Won)	Level 1		Level 2	Level 3	Total
June 30, 2010
Available-for-sale financial assets	(Won)	10,328	—	25,028	35,356
Financial assets designated at fair value through profit or loss		15,708	—	—	15,708

	(Won)	26,036	—	25,028	51,064

Derivative financial liabilities	(Won)	—	(19,004)	—	(19,004)
Financial liabilities designated at fair value through profit or loss		(88,899)	—	—	(88,899)

	(Won)	(88,899)	(19,004)	—	(107,903)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

(In millions of Won)	Level 1		Level 2	Level 3	Total
December 31, 2009
Available-for-sale financial assets	(Won)	17,944	—	91,394	109,338
Financial assets designated at fair value through profit or loss		—	—	17,343	17,343
Derivative financial assets		—	2,737	—	2,737

	(Won)	17,944	2,737	108,737	129,418

Derivative financial liabilities	(Won)	—	(3,762)	—	(3,762)
Financial liabilities designated at fair value through profit or loss		(699,861)	—	—	(699,861)

	(Won)	(699,861)	(3,762)	—	(703,623)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the investees and by discounting estimated cash flows from stock using yield rate that reflects investees’ credit risks.

(b) Capital Management

The management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The management also monitors the level of dividends to ordinary shareholders.

(In millions of Won)	2010		2009
Total liabilities	(Won)	11,858,058	9,663,728
Total assets		11,083,914	10,039,749
Cash and deposits in banks		3,211,620	3,317,982
Borrowings		3,951,618	4,079,730
Debt to equity ratio		107%	96%
Net borrowing to equity ratio		6%	8%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

11 The Nature of Expenses and Others

The nature of expenses for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Changes in inventories	(Won)	(588,464)	(213,864)
Purchase of raw materials and merchandise		7,404,570	5,977,872
Depreciation		1,338,370	1,273,751
Labor costs		770,354	507,239
Supplies and others		484,863	345,675
Outsourcing fee		43,557	23,946
Shipping costs		214,916	174,386
Utility expense		211,153	150,396
Fees and commissions		168,859	148,612
SVC expenses		85,230	35,898
Others		689,166	103,686

	(Won)	10,822,574	8,527,597

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except exchange difference).

For the six-month period ended June 30, 2010, other income and other expenses contained exchange differences amounting to (Won)720,906 million and (Won)740,223 million, respectively (six-month period ended June 30, 2009 : (Won)914,606 million and (Won)722,835 million, respectively).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

12 Selling and Administrative Expenses

Details of selling, general and administrative expenses for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Salaries	(Won)	99,747	73,832
Severance benefits		8,606	3,950
Other employee benefits		25,664	18,036
Shipping costs		176,000	146,647
Fees and commissions		46,300	35,486
Depreciation		68,822	12,845
Taxes and dues		9,337	4,694
Advertising		38,883	21,956
Sales promotion		1,704	8,184
SVC expenses		85,230	35,898
Others		93,046	74,451

	(Won)	653,339	435,979

13 Employee Benefits

The Group maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a) Recognized liabilities for defined benefit obligations as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	2010		2009
Present value of partially funded defined benefit obligations	(Won)	318,700	260,166
Fair value of plan assets		(247,766)	(175,869)

	(Won)	70,934	84,297

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

13 Employee Benefits, Continued

(b) Expenses recognized in profit and loss for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Current service cost	(Won)	44,037	31,667
Interest cost		7,355	7,366
Expected return on plan assets		(6,473)	(2,455)
Past service cost		12,778	—

	(Won)	57,697	36,578

(c) Plan asset as of June 30, 2010 and December 31, 2009 is as follows:

(In millions of Won)	2010		2009
Deposits with financial institutions	(Won)	247,766	175,869

(d) Principal actuarial assumptions at June 30, 2010 and December 31, 2009 are as follows:

	2010	2009
Expected rate of salary increase	7.00%	7.00%
Discount rate for defined benefit obligations	5.90%	5.90%
Long-term rate of return on assets	6.70%	6.70%
Mortality rates	0.49%	0.49%

The overall expected long-term rate of return on assets is 6.70%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

14 Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and other several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,564 million in connection with its export sales transactions. As of June 30, 2010, accounts and notes receivable amounting to USD95 million and JPY2,006 million ((Won)142,844 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the six-month period ended June 30, 2010, no accounts and notes receivable were sold under this program

The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivables with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. As of June 30, 2010, no accounts and notes receivable were outstanding among the accounts and notes receivable sold during 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

14 Commitments, Continued

In June 2009, LG Display Singapore Pte. Ltd. (“LGDSG”), a Group entity, entered into an accounts receivable selling program of up to USD250 million with Standard Chartered Bank. As of June 30, 2010, accounts and notes receivable amounting to USD245 million are current and outstanding in connection with the accounts and notes receivable sold by LGDSG. In June 2009, LG Display Taiwan Co., Ltd. (“LGDTW”), a subsidiary of the Group, entered into an accounts receivable selling program of up to USD548 million with Taishin International Bank. As of June 30, 2010, accounts and notes receivable amounting to USD288 million are current and outstanding in connection with the accounts and notes receivable sold by LGDTW. In June 2010, LG Display Shenzhen Co., Ltd. (“LGDSZ”) and LG Display Shanghai Co., Ltd. (“LGDSH”), subsidiaries of the Group, entered into accounts receivable selling programs with Bank of China limited. As of June 30, 2010, there are no accounts and notes receivable held by the third party are not past due in connection with the accounts and notes receivable sold by LGDSZ and LGDSH. LG Display Germany GmbH (“LGDDG”), a subsidiary of the Group, entered into an accounts receivable selling program with Citibank, N.A. As of June 30, 2010, accounts and notes receivable amounting to USD125 million are current and outstanding in connection with the accounts and notes receivable sold by LGDDG.

Letters of credit

As of June 30, 2010, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD188.5 million, USD20 million with China Construction Bank, USD100 million with Shinhan Bank and JPY7,690 million with Woori Bank.

Payment guarantees

The Controlling Company receives a payment guarantee amounting to USD8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of June 30, 2010, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR59 million term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate amount of USD17 million and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD215 million, EUR3.6 million, JPY6,700 million, and CNY58 million, respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and other various banks amounting to USD5 million, JPY1,300 million, CNY2,225 million and PLN180 million respectively, relating to their local tax payments.

License agreements

As of June 30, 2010, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

14 Commitments, Continued

Long-term supply agreement

In January 2009 and April 2010, the Controlling Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years, respectively. In connection with the agreement, the Controlling Company received a long-term advance of USD580 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company receives payment guarantee amounting to USD100 million from Industrial Bank of Korea relating to a long-term advance received from Apple, Inc.

Pledged Assets

The Controlling Company pledged a part of its OLED machinery to the Export-Import Bank of Korea regarding the loan of credit up to USD50 million.

15 Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Group in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Group for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Group had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. However, the final judgment has not yet been rendered. Once all findings by the Court have been issued, the Group will review all available options including appeal. The Group is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Group is unable to predict the ultimate outcome of this case.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

15 Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Controlling Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class for some of the class action complaints filed by direct purchasers while the other class certifications were rejected. In addition, the class action complaints filed by indirect purchasers were certified.

Additionally in 2009, separate claims were filed by ATS Claim LLC, AT&T Corp., Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings.

In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Controlling Company, alleging that the Controlling Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934. In May 2010, the Controlling Company settled the class action complaints, subject to the Court’s approval.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

15 Contingencies, Continued

While the Controlling Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Controlling Company. The Controlling Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Controlling Company.

16 Capital and Reserves

(a) Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of June 30, 2010 and December 31, 2009, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock for the six-month period ended June 30, 2010.

(b) Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

Gain on sales of own shares of associates

The gain on sales of own shares of associates comprises the Controlling Company’s share of the gain on sales of own shares of associates accounted for using the equity method.

(c) Dividends

During the six-month period ended June 30, 2010, the Controlling Company declared and paid dividends of (Won)178,908 million ((Won)500 per share) and there are no income tax consequences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

17 Related Parties

(a) Key management personnel compensation

Compensation costs of key management for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Short-term benefits	(Won)	1,135	992
Severance benefits		176	154
Other long-term benefits		303	268

	(Won)	1,614	1,414

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b) Significant transactions with related parties

Significant transactions which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2010 and 2009 are as follows:

	Sales and others			Purchases and others
(In millions of Won)	2010		(Unreviewed) 2009	2010	(Unreviewed) 2009
Joint ventures	(Won)	501,794	417,303	27,605	304
Associates		6	6	802,454	558,768
LG Electronics		3,036,775	2,061,328	215,920	105,607
Other related parties		174,500	214,223	295,343	407,227

	(Won)	3,713,075	2,692,860	1,341,322	1,071,906

Account balances with related parties as of June 30, 2010 and December 31, 2009 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of Won)	2010		2009	2010	2009
Joint ventures	(Won)	126,708	109,572	279,753	297,717
Associates		—	3	307,343	164,268
LG Electronics		857,937	719,798	231,722	86,132
Other related parties		36,215	76,314	90,329	103,529

	(Won)	1,020,860	905,687	909,147	651,646

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

18 Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

Export sales represent approximately 93% of total sales for the year ended June 30, 2010. The following is a summary of sales by region based on the location of the customers for the six-month periods ended June 30, 2010 and 2009.

(a) Revenue by geography

(In millions of Won)	Revenue
	For the six-month periods ended June 30,
Region	2010		(Unreviewed) 2009
Domestic	(Won)	821,808	559,839
Foreign
China		6,506,879	4,370,923
Asia (excluding China)		1,264,947	808,786
United States		1,659,681	1,013,634
Europe		2,077,228	1,561,496

	(Won)	12,330,543	8,314,678

Sales to LG Electronics constituted 24.6% of total revenue for the six-month period ended June 30, 2010.

(b) Non-current assets by geography

(In millions of Won)	June 30, 2010			December 31, 2009
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	(Won)	10,278,054	402,451	8,730,263	340,885
Foreign
China		965,364	17,492	601,913	10,058
Others		188,877	1,657	264,321	1,450

	(Won)	11,432,295	421,600	9,596,497	352,393

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

18 Geographic and Other Information, Continued

(c) Revenue by product

(In millions of Won)	For the six-month periods ended June 30,
Product	2010		(Unreviewed) 2009
Panels for:
Notebook computers	(Won)	2,275,736	1,429,104
Desktop monitors		2,873,988	1,973,666
LCD televisions		6,662,109	4,535,712
Others		518,710	376,196

	(Won)	12,330,543	8,314,678

19 Share-Based Payment

(a) The terms and conditions of share-based payment arrangement as of June 30, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1.75 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

19 Share-Based Payment, Continued

(b) The changes in the number of SARs outstanding for the six-month period ended June 30, 2010 are as follows:

(Number of shares)	2010
Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of June 30, 2010	110,000
Exercisable as of June 30, 2010	110,000

(c) The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	June 30, 2010	December 31, 2009
Risk free rate (*1)	3.09%	3.48%
Expected term (*2)	1 year	1.1 year
Expected volatility	37.17%	55.57%
Expected dividends (*3)	0%	0%
Fair value per share	(Won)5,353	(Won)2,865
Total carrying amount of liabilities (*4)	(Won)588,841,576	(Won)315,126,395

(*1)	Risk-free rates are interest rates of Korean government bonds.
(*2)	As of June 30, 2010, the remaining contractual life is 21 months and the expected term is determined as 1 year.
(*3)	The Controlling Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009 respectively.
(*4)	As of June 30, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d) The Group recognized stock compensation cost of (Won)274 million as administrative expenses for the six-month period ended June 30, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

20 Income Tax Expense (Benefit)

(a) Details of Income tax expense (benefit) for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Current tax expense	(Won)	263,936	38,168
Deferred tax benefit		(21,358)	(117,941)

Income tax expense (benefit)	(Won)	242,578	(79,773)

(b) Deferred tax assets and liabilities as of June 30, 2010 and December 31, 2009 are attributable to the following:

	Assets			Liabilities		Total
(In millions of Won)	2010		2009	2010	2009	2010	2009
Other accounts receivable, net	(Won)	—	—	(8,941)	(11,512)	(8,941)	(11,512)
Inventories, net		19,634	19,765	—	—	19,634	19,765
Available-for-sale financial assets		3,194	5,186	(5,646)	(4,488)	(2,452)	698
Employee benefits		4,485	5,053	—	—	4,485	5,053
Investment instruments in associates		—	11,660	—	—	—	11,660
Derivative instruments		—	—	4,599	(647)	4,599	(647)
Accrued expense		71,557	17,428	—	—	71,557	60,575
Property, plant and equipment		121,621	108,334	—	—	121,621	108,334
Intangible assets		—	—	(6,947)	(19,470)	(6,947)	(19,470)
Provisions		15,915	59,953	—	—	15,915	16,806
Gain or loss on foreign currency translation, net		129,919	64,588	(73,128)	(57,174)	56,791	7,414
Debentures, net of current portion and discounts on debentures		6,052	45,874	—	—	6,052	45,874
Others		64,421	17,497	—	—	64,421	17,497
Tax credit carryforwards		598,044	664,172	—	—	598,044	664,172

Deferred income tax assets(liabilities)	(Won)	1,034,842	1,019,510	(90,063)	(93,291)	944,779	926,219

Statutory tax rate applicable to the Controlling Company is 24.2% for the six-month period ended June 30, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

21 Earnings Per Share

(a) Basic earnings per share for the three-month and six-month periods ended June 30, 2010 and 2009 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of Won, except earnings per share and share information)	2010		(Unreviewed) 2009	2010	(Unreviewed) 2009
Profit for the period	(Won)	555,517	366,948	1,204,583	20,316
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	(Won)	1,553	1,026	3,366	57

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b) Diluted earnings per share for the three-month and six-month periods ended June 30, 2010 and 2009 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of Won, except earnings per share and share information)	2010		(Unreviewed) 2009	2010	(Unreviewed) 2009
Profit for the period	(Won)	555,517	366,948	1,204,583	20,316
Interest on convertible bond, net of tax		(1,828)	(24,662)	(14,888)	71,193
Adjusted income		553,689	342,286	1,189,695	91,509
Weighted-average number of common shares outstanding and common equivalent shares(*1)		359,097,397	368,457,551	363,095,914	368,457,551

Diluted earnings per share(*2)	(Won)	1,542	929	3,277	—

(*1)	Weighted-average number of common shares outstanding for the three-month and six-month periods ended June 30, 2010 and 2009 is calculated as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
		(Unreviewed)		(Unreviewed)
(In shares)	2010	2009	2010	2009
Weighted-average number of common shares (basic)	357,815,700	357,815,700	357,815,700	357,815,700
Effect of conversion of convertible bonds	1,281,697	10,641,851	5,280,214	10,641,851

Weighted-average number of common shares (diluted) at June 30, 2010 and 2009	359,097,397	368,457,551	363,095,914	368,457,551

(*2)	For the six-month period ended June 30, 2009, there is no dilution effect.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

21 Earnings Per Share, Continued

(c) The number of dilutive potential ordinary shares outstanding for the three-month and six-month periods ended June 30 2010 and 2009 is calculated as follows:

(i) 2010

	For the three-month periods ended June 30	For the six-month periods ended June 30
(In shares)	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	1,281,697	9,399,113
Period	April 1, 2010~ June 30, 2010	January 1, 2010~ June 30, 2010	January 1, 2010~ March 19, 2010
Weight	91 days / 91 days	181 days / 181 days	77 days / 181 days
Weighted-average number of common shares to be issued	1,281,697	1,281,697	3,998,517

(ii) 2009 (Unreviewed)

	For the three-month periods ended June 30	For the six-month periods ended June 30
(In shares)	Convertible bonds	Convertible bonds
Common shares to be issued	10,641,851	10,641,851
Period	April 1, 2009~ June 30, 2009	January 1, 2009~ June 30, 2009
Weight	91 days / 91 days	181 days / 181 days
Weighted-average number of common shares to be issued	10,641,851	10,641,851

22 Business Combination

The Controlling Company acquired LCD module business from LG Innotek Co., Ltd. (“LG Innotek”) in order to improve LCD competitiveness of the LCD module business and the operational efficiency by simplified supply chain on May 1, 2010. Regarding the business acquisition, the Controlling Company acquired assets (other than land and buildings), liabilities, employment relationship and all of the rights and obligations related to LCD module business located in Gumi. In addition, LG Display Yantai Co., Ltd., the Controlling Company’s subsidiary in China, also acquired assets on LCD module and Cell business from LG Innotek Yantai Co., Ltd. which is LG Innotek’s subsidiary in China. The Controlling Company and LG Display Yantai Co., Ltd. measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value and paid cash for the consideration transferred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Business Combination, Continued

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won and CNY)	Gumi		Yantai
Consideration transferred	(Won)	72,472	CNY	1,016	(Won)	166,010
Identifiable assets acquired and the liabilities assumed
Inventories		18,110	CNY	117		18,995
Property, plant and equipment		3,226	CNY	882		144,168
Intangible assets(*1)		36,972	CNY	17		2,847
Long-term prepaid expenses		392		—		—
Accrued expenses		(821)		—		—

Identifiable net asset		57,879	CNY	1,016		166,010

Goodwill(*2)	(Won)	14,593		—	(Won)	—

(*1)	Intangible assets in Gumi include customer relationships and technology acquired in the business combination.
(*2)	Goodwill amounting to (Won)14,593 million arose from the efficiency of LCD business and the synergy effect between the existing subsidiaries.

23 Explanation of Transition to K-IFRSs

As stated in note 2(a), these are the Group’s condensed consolidated interim financial statements prepared for the part of the period covered by the first K-IFRS annual financial statements in accordance with K-IFRS 1101, First-time adoption of Korea International Financial Reporting Standards.

The accounting policies in note 3 have been applied in preparing the condensed consolidated interim financial statements for the six-month period ended June 30, 2010, for the year ended December 31, 2009 and the preparation of an opening K-IFRS balance sheet as of 1 January 2009.

In preparing its opening K-IFRS consolidated statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRSs has affected the Group’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

23 Explanation of Transition to K-IFRSs, Continued

(a) Differences between accounting under K-IFRSs and under K-GAAP expected to have a material effect on the Group

Area	Previous K-GAAP	K-IFRS

Convertible bonds	In accordance with Statements of Korean Accounting Standards (“SKAS”) No. 9, the Group recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and does not revaluate.	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profits or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	In accordance with Statements of Korean Financial Accounting Standards (“SKFAS”) Article 27, the Group recognizes retirement and severance liability expected to be payable if all employees, who have been with the Group for more than one year, leaves at the end of the reporting period.	In accordance with K-IFRS 1019, the Group recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Group’s accounting policy, all actuarial gains or losses are recognized in equity.

Share-based payment	In accordance with SKAS No. 22, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Group recognizes the changes in the intrinsic value as compensation expenses.	In accordance with K-IFRS 1102, the Group recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

23 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Available-for-sale securities	In accordance with SKAS No. 8, the Group recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Group may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.
In accordance with K-IFRS 1039, the Group recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income.
In accordance with K-IFRS 1032, dividends are recognized when the rights to receive payment is established. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Group applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Group does not apply cash flow hedge accounting as a condition of the detailed criteria is not met.

Cumulative translation differences	N/A	The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2009 (the transition date)

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Deferred taxes	In accordance with SKAS No. 16, recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified as current or non-current based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	In accordance with K-IFRS 1012, deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

23 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Long-term payables	In accordance with SKFAS Article 66, long-term payables of LGDUS are discounted using the Group’s weighted average borrowing rate.	In accordance with K-IFRS 1039, long-term payables of LGDUS are discounted using risk free rate.

Allocation of difference between cost and book value of investment (Goodwill)	In accordance with K-GAAP, the Group amortizes goodwill over its estimated useful life under straight-line method	In accordance with K-IFRS 1028,, the Group does not amortize but periodically reviews the goodwill for impairment

Bargain purchase of investments	In accordance with K-GAAP, the Group allocates negative goodwill to distinguishable non-monetary asset over weighted average useful lives using straight-line method and unallocated amount is recognized in current period’s earnings	In accordance with K-IFRS 1028,, the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets remaining after reassessing the identification and measurement of assets, liabilities and contingent liabilities is recognized immediately in earnings

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

Changes in scope of consolidation	Scope of consolidation is determined in accordance with SKAS 25. In addition, scope of consolidation is determined in accordance with Act on External Audit of Stock Companies of Korea.	In accordance with K-IFRS 1027, scope of consolidation is determined based on control model.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

23 Explanation of Transition to K-IFRSs, Continued

(c) Summary of the effects of the adoption of K-IFRSs on the Group’s financial position and the results of its operation

(i) The effects of the adoption of K-IFRSs on the Group’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(in millions of won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	17,388,366	8,099,743	9,288,623
Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Equity method investments (*5)		10,002	—	10,002
Cumulative translation adjustment (*6)		46,513	—	46,513
Deferred tax asset (*7)		31,881	(2)	31,883
Changes in scope of consolidation (*8)		(14,913)	(2,312)	(12,601)

Total adjustment		73,483	194,199	(120,716)

K-IFRS	(Won)	17,461,849	8,293,942	9,167,907

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K- IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in deferred taxes on change in cumulative translation adjustment
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*8)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

23 Explanation of Transition to K-IFRSs, Continued

(ii) The effects of the adoption of K-IFRSs on the Group’s financial position as of December 31, 2009 are as follows:

(in millions of won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	19,538,190	9,322,297	10,215,893
Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	37,050	(37,050)
Equity method investments (*5)		7,312	—	7,312
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Cumulative translation differences (*8)		39,453	—	39,453
Deferred tax asset (*9)		24,122	—	24,122
Changes in scope of consolidation (*10)		15,613	108,429	(92,816)

Total adjustment		165,288	341,432	(176,144)

K-IFRS	(Won)	19,703,478	9,663,729	10,039,749

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K- IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*8)	Difference in deferred taxes on change in cumulative translation adjustment
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP
(*10)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

23 Explanation of Transition to K-IFRSs, Continued

(iii) The effects of the adoption of K-IFRSs on the Group’s result of operations for the year ended December 31, 2009 are as follows:

(in millions of won)	Net income		Total comprehensive income
K-GAAP	(Won)	1,083,653	1,036,407
Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		17,075	19,611
Equity method investments (*7)		205	(2,690)
Financial asset at fair value through profit and loss (*8)		2,906	—
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Cumulative translation differences (*11)		—	(7,060)
Deferred tax asset (*12)		(13,360)	(7,761)
Changes in scope of consolidation (*13)		(19,245)	(10,443)

Total adjustment		34,125	14,344

K-IFRS	(Won)	1,117,778	1,050,751

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*8)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in cumulative translation adjustment
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*13)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD.

Condensed Interim Financial Statements

(Unaudited)

June 30, 2010

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

LG Display Co., Ltd.:

We have reviewed the accompanying condensed statement of financial position of LG Display Co., Ltd. (the “Company”) as of June 30, 2010, and the related condensed statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2010, changes in equity and cash flows for the six-month period ended June 30, 2010. Management is responsible for the preparation and fair presentation of these condensed financial statements. Our responsibility is to issue a report on these condensed interim financial statements based on our review. The accompanying condensed statements of comprehensive income for each of the three-month and six-month period ended June 30, 2009, changes in equity and cash flows for the six-month period ended June 30, 2009, presented for comparative purposes, were not reviewed.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards.

We have audited the statement of financial position as of December 31, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), and our report thereon, dated February 16, 2010, expressed an unqualified opinion. In addition, we have reviewed the statements of income for each of the three-month and six-month period ended June 30, 2009, changes in equity and cash flows for the six-month period ended June 30, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea and our review report thereon, dated July 17, 2009, expressed that nothing had come to our attention that caused us to believe that the interim financial statements referred to above were not presented fairly in all material respects in accordance with accounting principles generally accepted in the Republic of Korea.

As discussed in note 15 to the condensed interim financial statements, the Company is under investigations by Korea Fair Trade Commission in Korea, European Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, the Company has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

As discussed in note 2, the Company prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with Korean International Financial Reporting Standards. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with Korean International Financial Reporting Standards for the year ending December 31, 2010.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

July 23, 2010

This report is effective as of July 23, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Statements of Financial Position

(Unaudited)

As of June 30, 2010 and December 31, 2009

(In millions of Won)	Note	2010		2009
Assets
Cash and cash equivalents	10	(Won)	909,455	704,324
Deposits in banks	10		2,100,000	2,500,000
Trade accounts and notes receivable, net	9, 10, 14, 17		4,098,686	3,252,945
Other accounts receivable, net	10, 17		227,302	128,983
Other current financial assets	10		—	2,737
Inventories	5		1,776,587	1,286,305
Other current assets			212,579	98,061

Total current assets			9,324,609	7,973,355
Investments	6		1,188,391	1,075,229
Other non-current financial assets			52,892	128,432
Deferred tax assets	19		829,756	846,573
Property, plant and equipment, net	7		10,278,054	8,730,263
Intangible assets, net	8		402,451	340,885
Other non-current assets			180,674	162,130

Total non-current assets			12,932,218	11,283,512

Total assets		(Won)	22,256,827	19,256,867

Liabilities
Trade accounts and notes payable	10, 17	(Won)	2,685,359	2,014,909
Current financial liabilities	9, 10		1,113,902	1,845,516
Other accounts payable	10, 17		2,735,360	1,392,811
Accrued expenses			463,091	374,892
Income tax payable			219,409	120,206
Provisions			361,832	327,364
Other current liabilities			39,630	44,965

Total current liabilities			7,618,583	6,120,663
Non-current financial liabilities	9, 10		2,465,646	1,954,547
Non-current provisions			6,358	5,611
Employee benefits	13		70,793	84,160
Long-term advances received	14		701,974	583,800
Other non-current liabilities			401,783	473,888

Total non-current liabilities			3,646,554	3,102,006

Total liabilities			11,265,137	9,222,669

Equity
Share capital	16		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	16		(11,323)	(17,366)
Retained earnings			6,962,821	6,011,372

Total equity			10,991,690	10,034,198

Total liabilities and equity		(Won)	22,256,827	19,256,867

See accompanying notes to the condensed interim financial statements.

3

LG DISPLAY CO., LTD.

Condensed Interim Statement of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2010 and 2009

	Note	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of Won, except earnings per share)		2010		2009	2010		2009
				(Unreviewed)			(Unreviewed)
Revenue	17	(Won)	6,538,482	4,808,002	(Won)	12,379,226	8,234,951
Cost of sales	5,11,17		(5,281,418)	(4,306,616)		(10,075,238)	(7,940,251)

Gross profit			1,257,064	501,386		2,303,988	294,700
Other income	11		395,711	459,371		564,959	857,189
Selling expenses	11,12		(138,738)	(86,160)		(253,295)	(158,045)
Administrative expenses	11,12		(106,451)	(64,245)		(209,962)	(119,695)
Research and development expenses	11		(166,868)	(97,528)		(303,436)	(196,423)
Other expenses	11		(537,063)	(333,021)		(694,510)	(706,379)

Results from operating activities			703,655	379,803		1,407,744	(28,653)

Finance income			122,517	215,606		146,959	165,610
Finance costs			(200,708)	(112,539)		(171,699)	(216,673)
Other non-operating loss, net			(1,450)	(256)		(2,914)	(378)

Profit (loss) before income tax			624,014	482,614		1,380,090	(80,094)
Income tax expense (benefit)	19		92,707	57,368		249,739	(71,773)

Profit (loss) for the period			531,307	425,246		1,130,351	(8,321)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets			(11,603)	582		7,747	(4,937)
Net change in fair value of cash flow hedges transferred to profit or loss			—	—		—	2,534
Defined benefit plan actuarial gain or loss			159	(416)		6	1,103
Income tax on other comprehensive income			2,553	(129)		(1,704)	472

Other comprehensive income (loss) for the period, net of income tax			(8,891)	37		6,049	(828)

Total comprehensive income (loss) for the period		(Won)	522,416	425,283	(Won)	1,136,400	(9,149)

Earnings (loss) per share
Basic earnings (loss) per share	20	(Won)	1,485	1,188	(Won)	3,159	(23)

Diluted earnings (loss) per share	20	(Won)	1,474	1,087	(Won)	3,072	(23)

See accompanying notes to the condensed interim financial statements.

4

LG DISPLAY CO., LTD.

Condensed Interim Statement of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2010 and 2009

(In millions of Won)	Share capital		Share premium	Hedging reserve	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2009	(Won)	1,789,079	2,251,113	(1,920)	3,703	5,115,872	9,157,847

Total comprehensive loss for the period
Loss for the period		—	—	—	—	(8,321)	(8,321)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(3,851)	—	(3,851)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	1,920	—	—	1,920
Defined benefit plan actuarial gain, net of tax		—	—	—	—	1,103	1,103

Total other comprehensive income (loss)		—	—	1,920	(3,851)	1,103	(828)

Total comprehensive income (loss) for the period	(Won)	—	—	1,920	(3,851)	(7,218)	(9,149)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	(178,908)	(178,908)

Balances at June 30, 2009 (Unreviewed)	(Won)	1,789,079	2,251,113	—	(148)	4,929,746	8,969,790

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(17,366)	6,011,372	10,034,198

Total comprehensive income for the period
Profit for the period		—	—	—	—	1,130,351	1,130,351
Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	6,043	—	6,043
Defined benefit plan actuarial gain, net of tax		—	—	—	—	6	6

Total other comprehensive income		—	—	—	6,043	6	6,049

Total comprehensive income for the period	(Won)	—	—	—	6,043	1,130,357	1,136,400

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	(178,908)	(178,908)

Balances at June 30, 2010	(Won)	1,789,079	2,251,113	—	(11,323)	6,962,821	10,991,690

See accompanying notes to the condensed interim financial statements.

5

LG DISPLAY CO., LTD.

Condensed Interim Statement of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2010 and 2009

(In millions of Won)	2010		(Unreviewed) 2009
Cash flows from operating activities:
Profit (loss) for the period	(Won)	1,130,351	(8,321)
Adjustments for:
Income tax expense (benefit)		249,739	(71,773)
Depreciation		1,152,781	1,148,499
Amortization of intangible assets		73,675	20,053
Gain on foreign currency translation		(134,973)	(148,769)
Loss on foreign currency translation		190,087	65,077
Gain on disposal of property, plant and equipment		(1,187)	(2,417)
Loss on disposal of property, plant and equipment		4	127
Gain on disposal of intangible assets		—	(4)
Finance income		(139,865)	(107,663)
Finance costs		159,898	151,508
Other income		—	(15)
Other expenses		256,627	99,133

		2,937,137	1,145,435
Change in trade accounts and notes receivable		(764,586)	(975,766)
Change in other accounts receivable		12,669	(65,793)
Change in other current assets		(97,896)	(33,102)
Change in inventories		(472,172)	(247,988)
Change in other non-current accounts receivable		—	92
Change in other non-current assets		(34,713)	(20,876)
Change in trade accounts and notes payable		637,811	1,054,658
Change in other accounts payable		(7,927)	(132,284)
Change in accrued expenses		86,519	12,520
Change in other current liabilities		(5,608)	25,947
Change in other non-current liabilities		94,461	695,500
Change in provisions		(122,523)	(31,077)
Change in defined benefit obligation		(70,900)	(5,973)

Cash generated from operating activities		2,192,272	1,421,293
Income tax paid		(135,424)	(282,122)
Interest received		63,111	137,100
Interest paid		(48,482)	(61,383)

Net cash from operating activities	(Won)	2,071,477	1,214,888

See accompanying notes to the condensed interim financial statements.

6

LG DISPLAY CO., LTD.

Condensed Interim Statement of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2010 and 2009

(In millions of Won)	2010		(Unreviewed) 2009
Cash flows from investing activities:
Dividend received	(Won)	45,148	28,561
Proceeds from withdrawal of deposits in banks		2,600,000	2,305,000
Increase in deposits in banks		(2,200,000)	(1,550,000)
Acquisition of investments		(257,640)	(54,927)
Proceeds from disposal of investments		20,530	—
Acquisition of property, plant and equipment		(1,398,900)	(1,681,699)
Proceeds from disposal of property, plant and equipment		1,613	6,580
Acquisition of intangible assets		(72,239)	(91,520)
Proceeds from disposal of intangible assets		—	5
Government subsidies received		38	39
Proceeds from settlement of derivatives		6,331	1,171
Decrease in short-term loans		—	12,575
Acquisition of non-current financial assets		(34,321)	—
Proceeds from disposal of non-current financial assets		1,715	1,009
Acquisition of LCD module business		(72,472)	—

Net cash used in investing activities		(1,360,197)	(1,023,206)

Cash flows from financing activities:
Proceeds from short-term borrowings		142,844	805,958
Repayment of short-term borrowings		(457,755)	(601,068)
Issuance of debentures		780,753	—
Redemption of debentures		—	(200,000)
Proceeds from issuance of long-term debt		316,339	320,000
Repayment of long-term debt		(120,000)	—
Repayment of current portion of long-term debt		(989,422)	(254,849)
Payment of cash dividend		(178,908)	(178,908)

Net cash used in financing activities		(506,149)	(108,867)

Net increase in cash and cash equivalents		205,131	82,815
Cash and cash equivalents at 1 January		704,324	1,207,786

Cash and cash equivalents at 30 June	(Won)	909,455	1,290,601

See accompanying notes to the condensed interim financial statements.

7

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2010

(Unaudited)

1 Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 18th Floor West Tower, LG Twin Towers, 20 Yeouido-dong, Yeoungdeungpo-gu, Seoul 150-721, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of June 30, 2010, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of June 30, 2010, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2010, 357,815,700 shares of common stock are outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of June 30, 2010, 25,233,336 ADSs are outstanding.

2 Basis of Presenting Financial Statements

(a) Statement of Compliance

The financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). The Company determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Company’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

Financial statements are prepared in accordance with K-IFRS No. 1027, Consolidated and Separate Financial Statements. Investments in subsidiaries, jointly controlled entities and associated are accounted for at deemed cost under K-IFRS No. 1101, First-time Adoption of International Financial Reporting Standards, or acquisition cost, not based on the investee’s financial performance and net assets.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

2 Basis of Presenting Financial Statements, Continued

(a) Statement of Compliance, Continued

The condensed interim financial statements have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements. The financial statements for the six-month period ended June 30, 2010 and the comparative financial statements for the six-month period ended June 30, 2009 were prepared applying the accounting policies adopted by the Company as described below. The financial statement as of the transition date was also prepared using the same accounting policies. An explanation of how the transition to K-IFRS has affected the reported financial position of the Company as of January 1 and December 31, 2009, and financial performance and of the Company for the year ended December 31, 2009 and six-month period ended June 30, 2009 is provided in note 22.

The Company prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with K-IFRSs. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with K-IFRSs for the year ending December 31, 2010.

The condensed interim financial statements were authorized for issue by the Board of Directors on July 21, 2010.

(b) Basis of Measurement

The condensed interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c) Functional and Presentation Currency

The condensed interim financial statements are presented in Korean Won, which is the Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the condensed interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

2 Basis of Presenting Financial Statements, Continued

(d) Use of Estimates and Judgments, Continued

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3.(i))

•	Measurement of defined benefit obligations (note 13)

3 Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its condensed interim financial statements are as follows:

(a) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(b) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(c) Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on that date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Held-to-maturity financial assets

If the Company has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Company has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three month and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of June 30, 2010, financial liabilities at fair value through profit or loss of the Company consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of June 30, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Company designated derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	4
Equipment, tools, vehicle	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(e) Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(f) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants for compensating the Company’s expenses incurred

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(g) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising upon the business combinations is recognized at the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(g) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationship, technology, membership and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(g) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationship	7
Technology	10
Development costs	(*)
Condominium and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(i) Financial assets, Continued

The Company considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(i) Provision

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j) Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(j) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(l) Operating Segments

In accordance with K-IFRS 1108, entity wide disclosures of geographic and product revenue information are provided in the condensed consolidated interim financial statements, not in these condensed interim financial statements.

(m) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(n) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(n) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

(o) Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p) New Standards and Interpretations Not Yet Adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2011, but the Company has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(p) New Standards and Interpretations Not Yet Adopted, Continued

(i) K-IFRS 1109 ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS 1109 divides all financial assets that are currently in the scope of K-IFRS 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact that this new standard will have on the Company’s financial statements.

(ii) Revised K-IFRS 1024 ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Company will apply K-IFRS 1024 (revised) retrospectively from January 1, 2011. The Company is evaluating the impact that this new standard will have on the Company’s financial statements, if any.

4 Determination of Fair Values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c) Investments in Equity and Debt Securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

4 Determination of Fair Values, Continued

(d) Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

(e) Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f) Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(g) Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

4 Determination of Fair Values, Continued

(g) Assets Acquired in a Business Combination, Continued

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5 Inventories

Inventories as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	2010		2009
Finished goods	(Won)	608,525	385,518
Work-in-process		639,126	544,071
Raw materials		402,486	228,630
Supplies		126,450	128,086

	(Won)	1,776,587	1,286,305

For the six-month period ended June 30, 2010, inventories recognized as cost of sales amounted to (Won)10,075,238 million and valuation loss on inventories and reversal of valuation loss on inventories, which was included in cost of sales, amounted to (Won)6,717 million and (Won)5,447 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

6 Investments

(a) Consolidated Subsidiaries as of June 30, 2010 are as follows:

(In millions of Won)
Subsidiaries	Percentage of ownership	Location	Date of incorporation	Selling or manufacturing	Carrying amount
LG Display America, Inc.	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	—
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD products	15,686
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	19,373
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	35,230
LG Display Nanjing Co., Ltd.	100%	Nanjing, China	July 15, 2002	Manufacture and Sell TFT-LCD products	455,827
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	9,093
LG Display Poland Sp. zo. o.	80%	Wroclaw, Poland	September 6, 2005	Manufacture and Sell TFT-LCD products	157,865
LG Display Guangzhou Co., Ltd.	90%	Guangzhou, China	June 30, 2006	Manufacture and Sell TFT-LCD products	157,268
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	3,467
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	1,250
LG Electronics (Nanjing) Plasma Co., Ltd.	100%	Nanjing, China	May 16, 2003	Manufacture and Sell TFT-LCD products	3,470
L&T Display Technology (Xiamen) Limited	51%	Xiamen, China	January 5, 2010	Manufacture LCD module and TV set	7,146
L&T Display Technology (Fujian) Limited	51%	Fujian, China	January 5, 2010	Manufacture LCD monitor set	10,123
LG Display Yantai Co., Ltd.	100%	Yantai China	April 19, 2010	Manufacture and Sell TFT-LCD products	44,628

In January 2010, the Company entered into a joint venture agreement with Top Victory Investments Limited, accordingly, L&T Display Technology (Xiamen) Limited (‘L&T XM’) and L&T Display Technology (Fujian) Limited (‘L&T FJ’) were incorporated in Xiamen and Fujian, China, to manufacture LCD module, LCD TV set and LCD monitor set products. The Company acquired 51% equity interest in L&T XM and L&T FJ at (Won)7,146 million and (Won)10,123 million, respectively.

LG Display Yantai Co., Ltd. was incorporated in Yantai, China, on April 19, 2010, to manufacture and sell TFT-LCD product. As of June 30, 2010, its capital stock amounted to (Won)44,628 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

6 Investments, Continued

For the purpose of expanding production capacity of TFT-LCD products, the Company additionally invested (Won)6,655 million in LG Display Guangzhou Co., Ltd. in January 2010 and invested (Won)42,198 million in LG Display Nanjing Co., Ltd. in June 2010.

LG Display Nanjing Co., Ltd. will merge with LG Electronics (Nanjing) Plasma Co., Ltd. during the second half of 2010.

(b) Investments in associates

In February 2010, the Company acquired additional 1,000,000 common shares (5.35%) of New Optics Ltd. at (Won)2,500 million.

The Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership and the Company paid (Won)6,480 million for the additional investment in May 2010. As of June 30, 2010, the Company acquired 30.6% equity interest in LB Gemini New Growth Fund No.16 and the agreed total investment amount is (Won)30,000 million.

In January 2010, the Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Company to secure a stable supply of LED chip solutions. The Company acquired 10,800,000 shares (18%) of the joint venture at (Won)12,433 million and has the right to assign a director in the board of directors of the joint venture.

In June 2010, the Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Company’s ownership was reduced from 49% to 33%.

7 Property, Plant and Equipment

For the six-month periods ended June 30, 2010 and 2009, the Company purchased property, plant and equipment at (Won)2,701,036 million and (Won)1,257,455 million, respectively. The capitalized borrowing costs and capitalization rate are (Won)19,771 million and 5.44% for the six-month period ended June 30, 2010, respectively. Also for the six-month periods ended June 30, 2010 and 2009, the Company disposed property, plant and equipment with carrying amounts of (Won)430 million and (Won)4,290 million, respectively. The Company recognized (Won)1,187 million and (Won)4 million as gain and loss on disposal of property, plant and equipment, respectively, for the six-month period ended June 30, 2010 (gain and loss in 2009: (Won)2,417 million and (Won)127 million, respectively).

8 Intangible Assets

The Company capitalizes the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2010 and December 31, 2009 are (Won)75,561 million and (Won)80,454 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial Liabilities

Details of loans and borrowings included in financial liabilities are presented below:

(a) Short-term borrowings as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won, USD and JPY)
Lender	Annual interest rate(*)	2010		2009
Korea Development Bank and others	LIBOR+0.65~0.75%	(Won)	142,844		229,787
Shinhan Bank and others	3ML+1.8%		95,519		189,423
Bank of Tokyo-Mitsubishi UFJ	6ML+1.4%		68,228		63,141
Shinhan Bank and others	6ML+0.9%		130,475		220,140
Korea Exchange Bank	6ML+1.18%		—		34,027

Foreign currency equivalent		USD	95	USD	216
		JPY	23,568	JPY	38,383

		(Won)	437,066		736,518

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

The amount of current and outstanding trade accounts and notes receivable, arising from export sales to the Company’s subsidiaries, sold to financial institutions is USD95 million and JPY2,006 million ((Won)142,844 million) as of June 30, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the six-month period ended June 30, 2010, the Company has recognized (Won)475 million as interest expense in relation to the short-term borrowings resulting from the sale of accounts receivable.

(b) Local currency long-term debt as of June 30, 2010 and December 31, 2009 is as follows:

(In millions of Won)
Lender	Annual interest rate(*)	2010		2009
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	17,779	18,380
Korea Development Bank	KDBBIR+0.77%		—	7,500
Korea Development Bank	KDBBIR+3.29%		—	120,000
Woori Bank	5.43%		200,000	200,000
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		3,914	3,914
Less current portion of long-term debt			(203,669)	(9,872)

		(Won)	18,024	339,922

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial liabilities, Continued

(c) Foreign currency long-term debt as of June 30, 2010 and December 31, 2009 is as follows:

(In millions of Won and USD)
Lender	Annual interest rate	2010		2009
The Export-Import Bank of Korea	6ML+0.69%	(Won)	60,515		58,380
	6ML+1.78%		41,150		—
Korea Development Bank	3ML+0.66%		169,442		163,464
Kookmin Bank and others	3ML+0.35~0.53%		484,120		467,040
	6ML+0.41%		242,060		233,520
Sumitomo Bank Ltd.	3ML+1.80%		302,575		—

Foreign currency equivalent		USD	1,074	USD	790

Less current portion of long-term debt			(254,163)		(5,838)

		(Won)	1,045,699		916,566

(d) Details of debentures issued by the Company as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won and USD)	Maturity	Annual interest rate	2010		2009
Local currency debentures(*)
Publicly issued debentures	November 2012~ June 2015	4.89~5.89%	(Won)	900,000	890,000
Privately issued debentures	May 2011	5.30%		200,000	200,000
Less discount on debentures				(3,316)	(2,276)
Less current portion of debentures				(200,000)	(389,665)

			(Won)	896,684	698,059

Foreign currency debentures(*)
Floating rate note	April 2013	3ML+1.80%	(Won)	423,605	—

Foreign currency equivalent			USD	350	—

Less discount on debentures				(7,265)	—

			(Won)	416,340	—

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial liabilities, Continued

(In millions of Won and USD)	Maturity	Annual interest rate	2010		2009
Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	88,899		699,861

Foreign currency equivalent			USD	73	USD	599

Less current portion of convertible bonds				—		(699,861)

				88,899		—

			(Won)	1,401,923		698,059

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new publicly issued debentures and privately issued debentures amounting to (Won)400,000 million and USD350 million for the six-month period ended June 30, 2010.

(e) Terms and conditions of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,075

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the six-month period ended June 30, 2010, 88% of put options attached to the convertible bonds amounting to USD 484 million were exercised and the Company repaid USD 531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Company measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

9 Financial liabilities, Continued

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

As of June 30, 2010 and December 31, 2009, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	2010		2009
Convertible bonds amount (*)	(Won)	61,617,600,000	513,480,000,000
Conversion price	(Won)	48,075	48,251
Common shares to be issued		1,281,697	10,641,851

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million and USD550 million as of June 30, 2010 and December 31, 2009, respectively.

(f) Aggregate maturities of the Company’s financial liabilities as of June 30, 2010 are as follows:

(In millions of Won)
Period	Local currency long-term loans		Foreign currency long-term loans	Local currency debentures	Foreign currency debentures	Total
Within 1 year	(Won)	203,669	254,163	200,000	—	657,832
1~5 year		16,458	1,045,699	1,313,024	88,899	2,464,080
Thereafter		1,566	—	—	—	1,566

	(Won)	221,693	1,299,862	1,513,024	88,899	3,123,478

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management

(a) Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies, analyzes such risks, and controls are implemented under risk management system to monitor and manage these risks at under a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analysed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a higher credit rating than the Company. The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flow from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flow from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

The Company uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle payables for the facilities.

The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	2010		2009
Net Fair value
Financial assets (liabilities)	(Won)	(19,004)	2,674

Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company used to hedge the interest rate risk by entering interest swap contracts. The Company does not have any interest swap contract as of June 30, 2010. The fair value of interest rate swap as of December 31, 2009 is as follows:

(In millions of Won)	2009
Loss on valuation of interest rate swap	(Won)	3,699
Financial liabilities		3,699

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

(iv) Fair values

The fair values of financial assets and liabilities, together with the carrying amounts as of June 30, 2010 and December 31, 2009 are as follows:

	2010			2009
(In millions of Won)	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Available-for-sale financial assets	(Won)	31,409	31,409	104,389	104,389
Financial assets designated at fair value through profit or loss		8,358	8,358	9,227	9,227
Interest rate swaps		—	—	63	63
Other forward exchange contracts		—	—	2,674	2,674

	(Won)	39,767	39,767	116,353	116,353

Assets carried at amortized cost
Cash and cash equivalents	(Won)	909,455	909,455	704,324	704,324
Trade accounts and notes receivable and other accounts receivable		4,325,988	4,325,988	3,381,928	3,381,928
Deposits in banks		2,100,000	2,100,000	2,500,000	2,500,000

	(Won)	7,335,443	7,335,443	6,586,252	6,586,252

Liabilities carried at fair value
Financial liabilities designated at fair value through profit or loss	(Won)	88,899	88,899	699,861	699,861
Interest rate swaps		—	—	3,762	3,762
Other forward exchange contracts		19,004	19,004	—	—

	(Won)	107,903	107,903	703,623	703,623

Liabilities carried at amortized cost
Secured bank loans	(Won)	41,150	41,150	—	—
Unsecured bank loans		1,917,471	1,920,009	2,008,716	2,011,540
Unsecured bond issues		1,513,024	1,531,621	1,087,724	1,101,201
Trade accounts and notes payable and other accounts payable		5,420,719	5,420,719	3,407,720	3,407,720

	(Won)	8,892,364	8,913,499	6,504,160	6,520,461

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of June 30, 2010 and December 31, 2009 are as follows:

	2010	2009
Derivatives	3.21%	3.78%
Loans and borrowings	3.77%	3.75%

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(In millions of Won)	Level 1		Level 2	Level 3	Total
June 30, 2010
Available-for-sale financial assets	(Won)	6,381	—	25,028	31,409
Financial assets designated at fair value through profit or loss		8,358	—	—	8,358

	(Won)	14,739	—	25,028	39,767

Derivative financial liabilities	(Won)	—	(19,004)	—	(19,004)
Financial liabilities designated at fair value through profit or loss		(88,899)	—	—	(88,899)

	(Won)	(88,899)	(19,004)	—	(107,903)

(In millions of Won)	Level 1		Level 2	Level 3	Total
December 31, 2009
Available-for-sale financial assets	(Won)	12,995	—	91,394	104,389
Financial assets designated at fair value through profit or loss		—	—	9,227	9,227
Derivative financial assets		—	2,737	—	2,737

	(Won)	12,995	2,737	100,621	116,353

Derivative financial liabilities	(Won)	—	(3,762)	—	(3,762)
Financial liabilities designated at fair value through profit or loss		(699,861)	—	—	(699,861)

	(Won)	(699,861)	(3,762)	—	(703,623)

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

10 Risk Management, Continued

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the investees and by discounting estimated cash flows from stock using yield rate that reflects investees’ credit risks.

(b) Capital Management

The management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The management also monitors the level of dividends to ordinary shareholders.

(In millions of Won)	2010		2009
Total liabilities	(Won)	11,265,137	9,222,669
Total assets		10,991,690	10,034,198
Cash and deposits in banks		3,009,455	3,204,324
Borrowings		3,560,544	3,796,301
Debt to equity ratio		102%	92%
Net borrowing to equity ratio		5%	6%

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

11 The Nature of Expenses and Others

The classification of expenses by nature for the six-month periods ended June 30, 2010 and 2009 is as follows:

			(Unreviewed)
(In millions of Won)	2010		2009
Changes in inventories	(Won)	(490,282)	(247,988)
Purchase of raw material and merchandise		7,149,082	5,977,872
Depreciation		1,226,456	1,168,552
Outsourcing fee		1,052,736	360,434
Labor cost		672,357	479,522
Supplies and others		390,157	302,312
Utility expense		192,116	149,325
Fees and commissions		149,241	130,894
Shipping costs		122,902	97,674
SVC expenses		84,561	30,972
Others		441,674	48,958

	(Won)	10,991,000	8,498,527

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except exchange differences).

For the six-month period ended June 30, 2010, other income and other expenses contained exchange differences amounting to (Won)539,366 million and (Won)545,441 million respectively (six-month period ended June 30, 2009 : (Won)816,348 million and (Won)622,266 million, respectively).

12 Selling and Administrative Expenses

Details of selling and administrative expenses for the six-month periods ended June 30, 2010 and 2009 are as follows:

			(Unreviewed)
(In millions of Won)	2010		2009
Salaries	(Won)	63,726	46,430
Severance benefits		8,448	3,849
Other employee benefit		12,668	9,538
Shipping costs		85,206	69,935
Fees and commissions		40,031	20,287
Depreciation		62,553	8,632
Taxes and dues		1,560	1,621
Advertising		38,851	21,926
Sales promotion		1,580	7,927
SVC expenses		77,655	32,123
Others		70,979	55,472

	(Won)	463,257	277,740

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

13 Employee Benefits

The Company maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a) Recognized liabilities for defined benefit obligations as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	2010		2009
Present value of partially funded defined benefit obligations	(Won)	318,559	260,029
Fair value of plan assets		(247,766)	(175,869)

	(Won)	70,793	84,160

(b) Expenses recognized in profit or loss for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Current service cost	(Won)	43,879	31,565
Interest cost		7,355	7,366
Expected return on plan assets		(6,473)	(2,455)
Past service costs		12,778	—

	(Won)	57,539	36,476

(c) Plan asset as of June 30, 2010 and December 31, 2009 is as follows:

(In millions of Won)	2010		2009
Deposits with financial institutions	(Won)	247,766	175,869

(d) Principal actuarial assumptions at June 30, 2010 and December 31, 2009 are as follows:

	2010	2009
Expected rate of salary increase	7.00%	7.00%
Discount rate for defined benefit obligations	5.90%	5.90%
Long-term rate of return on assets	6.70%	6.70%
Mortality rates	0.49%	0.49%

The overall expected long-term rate of return on assets is 6.70%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

14 Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and other several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,564 million in connection with its export sales transactions. As of June 30, 2010, accounts and notes receivable amounting to USD95 million and JPY2,006 million ((Won)142,844 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the six-month period ended June 30, 2010, no accounts and notes receivable were sold under this program.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivables with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. As of June 30, 2010, no accounts and notes receivable were outstanding among the accounts and notes receivable sold during 2010.

Letters of credit

As of June 30, 2010, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD188.5 million, USD20 million with China Construction Bank, USD100 million with Shinhan Bank and JPY7,690 million with Woori Bank.

Payment guarantees

The Company receives a payment guarantee amounting to USD8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of June 30, 2010, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR59 million term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate amount of USD17 million for principals and related interests.

License agreements

As of June 30, 2010, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In January 2009 and April 2010, the Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years, respectively. In connection with the agreement, the Company received a long-term advance of USD580 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Company receives payment guarantee amounting to USD100 million from Industrial Bank of Korea relating to a long-term advance received from Apple, Inc.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

14 Commitments, Continued

Pledged Assets

The Company pledged a part of its OLED machinery to the Export-Import Bank of Korea regarding the loan of credit up to USD50 million.

15 Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Company in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Company for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Company had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Company, and on April 30, 2010, the Court further found that the Company’s four patents were valid but were not infringed by AU Optronics Corp. However, the final judgment has not yet been rendered. Once all findings by the Court have been issued, the Company will review all available options including appeal. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Company is unable to predict the ultimate outcome of this case.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

15 Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class for some of the class action complaints filed by direct purchasers while the other class certifications were rejected. In addition, the class action complaints filed by indirect purchasers were certified.

Additionally in 2009, separate claims were filed by ATS Claim LLC, AT&T Corp., Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings.

In February 2007, the Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Company, alleging that the Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934. In May 2010, the Company settled the class action complaints, subject to the Court’s approval.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Company.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

16 Capital and Reserves

(a) Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of June 30, 2010 and December 31, 2009, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock for the six-month period ended June 30, 2010.

(b) Reserves

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c) Dividends

During the six-month period ended June 30, 2010, the Company declared and paid dividends of (Won)178,908 million ((Won)500 per share) and there are no income tax consequences.

17 Related Parties

(a) Key management personnel compensation

Compensation costs of key management for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Short-term benefits	(Won)	1,135	992
Severance benefits		176	154
Other long-term benefits		303	268

	(Won)	1,614	1,414

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

17 Related Parties, Continued

(b) Significant transactions with related parties

Significant transactions which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	Sales and others			Purchases and others
			(Unreviewed)		(Unreviewed)
	2010		2009	2010	2009
Subsidiaries	(Won)	10,846,676	6,992,516	1,427,384	361,174
Joint ventures		501,794	417,303	27,605	304
Associates		6	6	802,454	558,768
LG Electronics		517,605	376,583	215,868	105,607
Other related parties		174,500	214,223	289,674	406,151

	(Won)	12,040,581	8,000,631	2,762,985	1,432,004

Account balances with related parties as of June 30, 2010 and December 31, 2009 are as follows:

(In millions of Won)	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	2010		2009	2010	2009
Subsidiaries	(Won)	3,603,416	2,713,663	177,117	108,156
Joint ventures		126,708	109,572	279,753	297,717
Associates		—	3	307,343	164,268
LG Electronics		152,749	101,543	198,928	51,738
Other related parties		36,215	76,305	89,315	102,093

	(Won)	3,919,088	3,001,086	1,052,456	723,972

18 Share-Based Payment

(a) The terms and conditions of share-based payment arrangement as of June 30, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1.75 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

18 Share-Based Payment, Continued

(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

(b) The changes in the number of SARs outstanding for the six-month period ended June 30, 2010 are as follows:

(Number of shares)	2010
Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of June 30, 2010	110,000
Exercisable as of June 30, 2010	110,000

(c) The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	June 30, 2010		December 31, 2009
Risk free rate (*1)		3.09%		3.48%
Expected term (*2)		1 year		1.1 year
Expected volatility		37.17%		55.57%
Expected dividends (*3)		0%		0%
Fair value per share	(Won)	5,353	(Won)	2,865
Total carrying amount of liabilities (*4)	(Won)	588,841,576	(Won)	315,126,395

(*1)	Risk-free rates are interest rates of Korean government bonds.
(*2)	As of June 30, 2010, the remaining contractual life is 21 months and the expected term is determined as 1 year.
(*3)	The Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009 respectively.
(*4)	As of June 30, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d) The Company recognized stock compensation cost of (Won)274 million as administrative expenses for the six-month period ended June 30, 2010.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

19 Income Tax Expense (Benefit)

(a) Details of Income tax expense (benefit) for the six-month periods ended June 30, 2010 and 2009 are as follows:

(In millions of Won)	2010		(Unreviewed) 2009
Current tax expense (refund)	(Won)	234,626	(2,571)
Deferred tax expense (benefit)		15,113	(69,202)

Income tax expense (benefit)	(Won)	249,739	(71,773)

(b) Deferred tax assets and liabilities as of June 30, 2010 and December 31, 2009 are attributable to the following:

(In millions of Won)	Assets			Liabilities		Total
	2010		2009	2010	2009	2010	2009
Other accounts receivable, net	(Won)	—	—	(8,941)	(11,512)	(8,941)	(11,512)
Inventories, net		18,350	18,165	—	—	18,350	18,165
Available-for-sale financial assets		3,193	4,897	(5,646)	(4,488)	(2,453)	409
Employee benefits		4,485	5,053	—	—	4,485	5,053
Investments		—	—	—	(6,446)	—	(6,446)
Derivative instruments		—	—	4,599	(647)	4,599	(647)
Accrued expense		71,557	56,758	—	—	71,557	56,758
Property, plant and equipment		59,234	54,690	—	—	59,234	54,690
Intangible assets		—	—	(6,947)	(19,470)	(6,947)	(19,470)
Provisions		15,915	16,806	—	—	15,915	16,806
Gain or loss on foreign currency translation		129,919	64,588	(73,128)	(57,174)	56,791	7,414
Debentures, net of current portion and discounts on debentures		6,052	45,874	—	—	6,052	45,874
Others		13,070	15,307	—	—	13,070	15,307
Tax credit carryforwards		598,044	664,172	—	—	598,044	664,172

Deferred income tax assets(liabilities)	(Won)	919,819	946,310	(90,063)	(99,737)	829,756	846,573

Statutory tax rate applicable to the Company is 24.2% for the six-month period ended June 30, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

20 Earnings (loss) Per Share

(a) Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2010 and 2009 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of Won, except earnings per share and share information)	2010		(Unreviewed) 2009	2010	(Unreviewed) 2009
Profit(loss) for the period	(Won)	531,306	425,246	1,130,351	(8,321)
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	(Won)	1,485	1,188	3,159	(23)

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b) Diluted earnings per share for the three-month and six-month periods ended June 30, 2010 and 2009 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of Won, except earnings per share and share information)	2010		(Unreviewed) 2009	2010	(Unreviewed) 2009
Profit(loss) for the period	(Won)	531,306	425,246	1,130,351	(8,321)
Interest on convertible bond, net of tax		(1,828)	(24,662)	(14,888)	71,193
Adjusted income		529,478	400,584	1,115,463	62,872
Weighted-average number of common shares outstanding and common equivalent shares(*1)		359,097,397	368,457,551	363,095,914	368,457,551

Diluted earnings per share(*2)	(Won)	1,474	1,087	3,072	—

(*1)	Weighted-average number of common shares outstanding for the three-month and six-month periods ended June 30, 2010 and 2009 is calculated as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
(In shares)	2010	(Unreviewed) 2009	2010	(Unreviewed) 2009
Weighted-average number of common shares (basic)	357,815,700	357,815,700	357,815,700	357,815,700
Effect of conversion of convertible bonds	1,281,697	10,641,851	5,280,214	10,641,851

Weighted-average number of common shares (diluted) at June 30, 2010 and 2009	359,097,397	368,457,551	363,095,914	368,457,551

(*2)	For the six-month period ended June 30, 2009, there is no dilution effect.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

20 Earnings (loss) Per Share, Continued

(c) The number of dilutive potential ordinary shares outstanding for the three-month and six-month periods ended June 30, 2010 and 2009 is calculated as follows:

(i) 2010

	For the three-month periods ended June 30 Convertible bonds	For the six-month periods ended June 30
(In shares)		Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	1,281,697	9,399,113
Period	April 1, 2010~ June 30, 2010	January 1, 2010~ June 30, 2010	January 1, 2010~ March 19, 2010
Weight	91 days / 91 days	181 days / 181 days	77 days / 181 days
Weighted-average number of common shares to be issued	1,281,697	1,281,697	3,998,517

(ii) 2009 (Unreviewed)

(In shares)	For the three-month periods ended June 30 Convertible bonds	For the six-month periods ended June 30 Convertible bonds
Common shares to be issued	10,641,851	10,641,851
Period	April 1, 2009~June 30, 2009	January 1, 2009~June 30, 2009
Weight	91 days / 91 days	181 days / 181 days
Weighted-average number of common shares to be issued	10,641,851	10,641,851

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

21 Business Combination

The Company acquired LCD module business from LG Innotek Co., Ltd. (“LG Innotek”) in order to improve LCD competitiveness of the LCD module business and the operational efficiency by simplified supply chain on May 1, 2010. Regarding the business acquisition, the Company acquired assets (other than land and buildings), liabilities, employment relationship and all of the rights and obligations related to LCD module business located in Gumi. In addition, LG Display Yantai Co., Ltd., the Company’s subsidiary in China, also acquired assets on LCD module and Cell business from LG Innotek Yantai Co., Ltd. which is LG Innotek’s subsidiary in China. The Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value and paid cash for the consideration transferred.

The fair value of consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won)	Gumi
Consideration transferred	(Won)	72,472
Identifiable assets acquired and the liabilities assumed
Inventories		18,110
Property, plant and equipment		3,226
Intangible assets(*1)		36,972
Long-term prepaid expenses		392
Accrued expenses		(821)

Identifiable net asset		57,879

Goodwill(*2)	(Won)	14,593

(*1)	Intangible assets in Gumi include customer relationships and technology acquired in the business combination.
(*2)	Goodwill amounting to (Won)14,593 million arose from the efficiency of LCD business and the synergy effect between the existing subsidiaries.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs

As stated in note 2, these are the Company’s condensed interim financial statements prepared for the part of the period covered by the first K-IFRS annual financial statements in accordance with K-IFRS 1101, First-time adoption of Korea International Financial Reporting Standards.

The accounting policies in note 3 have been applied in preparing the condensed interim financial statements for the six-month period ended June 30, 2010, the comparative information for the year ended December 31, 2009, for the six-month ended June 30, 2009 and the preparation of an opening K-IFRS balance sheet as of 1 January 2009.

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a) Differences between accounting under K-IFRSs and under K-GAAP expected to have a material effect on the Company

Area	Previous K-GAAP	K-IFRS

Trade accounts and notes receivable	In accordance with K-GAAP Interpretation 52-14, trade accounts and notes receivable are derecognized when the right and obligation are transferred.	In accordance with K-IFRS 1039, the Company derecognizes a financial asset and evaluates the extent of the derecognition based on the risk, rewards and its continuing involvement of ownership.

Convertible bonds	In accordance with Statements of Korean Accounting Standards (“SKAS”) No. 9 the Company recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. The Company recognizes conversion right on debentures in equity and does not revaluate. In addition, foreign currency convertible bond is considered a non-monetary item.	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profit or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	In accordance with Statements of Korean Financial Accounting Standards (“SKFAS”) Article 27, The Company recognizes retirement and severance liability expected to be payable if all employees, who have been with the Company for more than one year, leaves at the end of the reporting period.	In accordance with K-IFRS 1019, the Company recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Company’s accounting policy, all actuarial gains or losses are recognized in equity.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Share-based payment	In accordance with SKAS No. 22, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Company recognizes the changes in the intrinsic value as compensation expenses.	In accordance with K-IFRS 1102, the Company recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income.

In accordance with K-IFRS 1032, dividends are recognized when the rights to receive payment is established. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met.

Investments in associates and subsidiaries	In accordance with SKAS No. 15, investments in associates and subsidiaries are accounted for using the equity method of accounting when the Company has significant influence.	In accordance with K-IFRS 1101, the Company opted to recognize investments in associates and subsidiaries at acquisition cost.

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Deferred taxes	In accordance with SKAS No. 16, recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified as current or non-current based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	In accordance with K-IFRS 1012, deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Long-term payables	In accordance with SKFAS Article 66, long-term payables of LGDUS are discounted using the Company’s weighted average borrowing rate.	In accordance with K-IFRS 1039, long-term payables of LGDUS are discounted using risk free rate.

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs, Continued

(c) Summary of the effects of the adoption of K-IFRSs on the Company’s financial position and the results of its operation

(i) The effects of the adoption of K-IFRSs on the Company’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(In millions of Won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	16,501,987	7,225,965	9,276,022
Adjustment for:
Trade accounts and note payable(*1)		601,068	601,068	—
Convertible bonds (*2)		—	134,568	(134,568)
Employee benefits (*3)		—	5,170	(5,170)
Share-based payments (*4)		—	114	(114)
Long-term payables (*5)		—	56,661	(56,661)
Change in capital adjustment arising from equity method investments(*6)		46,513	—	46,513
Deferred tax asset (*7)		31,825	—	31,825

Total adjustment		679,406	797,581	(118,175)

K-IFRS	(Won)	17,181,393	8,023,546	9,157,847

(*1)	Adjustment on trade accounts and notes receivable which do not qualify for derecognition of financial assets
(*2)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs, Continued

(ii) The effects of the adoption of K-IFRSs on the Company’s financial position as of December 31, 2009 are as follows:

(In millions of Won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	18,885,163	8,759,879	10,125,284
Adjustment for:
Trade accounts and note payable(*1)		229,787	229,787	—
Convertible bonds (*2)		—	170,316	(170,316)
Employee benefits (*3)		—	25,322	(25,322)
Share-based payments (*4)		—	315	(315)
Long-term payables (*5)		—	60,116	(60,116)
Equity-method investments (*6)		18,004	(23,066)	41,070
Capitalized borrowing costs (*7)		(1,666)	—	(1,666)
Development cost (*8)		80,454	—	80,454
Change in capital adjustment arising from equity method investments (*9)		39,453	—	39,453
Deferred tax asset (*10)		5,672	—	5,672

Total adjustment		371,704	462,790	(91,086)

K-IFRS	(Won)	19,256,867	9,222,669	10,034,198

(*1)	Adjustment on trade accounts and notes receivable which do not qualify for derecognition of financial assets
(*2)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under I K-IFRS
(*7)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*8)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*9)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*10)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs, Continued

(iii) The effects of the adoption of K-IFRSs on the Company’s result of operations for the year ended December 31, 2009 are as follows:

(In millions of Won)	Net income		Total comprehensive income
K-GAAP	(Won)	1,067,947	1,028,883
Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		(3,455)	(3,455)
Financial asset at fair value through profit and loss (*7)		1,599	—
Equity method investments (*8)		8,263	40,357
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Change in capital adjustment arising from equity method investments (*11)		—	(7,060)
Deferred tax asset (*12)		(32,083)	(26,153)

Total adjustment		20,868	26,376

K-IFRS	(Won)	1,088,815	1,055,259

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K- IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*8)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under K-IFRS
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs, Continued

(iv) The effects of the adoption of K-IFRSs on the Company’s financial position as of June 30, 2009 are as follows:

(In millions of Won)	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	17,423,661	8,295,445	9,128,216
Adjustment for:
Trade accounts and note payable(*1)		571,822	571,822	—
Convertible bonds (*2)		—	215,173	(215,173)
Employee benefits (*3)		—	713	(713)
Share-based payments (*4)		—	394	(394)
Long-term payables (*5)		—	88,946	(88,946)
Equity-method investments (*6)		9,687	(39,854)	49,541
Development cost (*7)		38,417	—	38,417
Deferred tax asset (*8)		58,842	—	58,842

Total adjustment		678,768	837,194	(158,426)

K-IFRS	(Won)	18,102,429	9,132,639	8,969,790

(*1)	Adjustment on trade accounts and notes receivable which do not qualify derecognition of financial assets
(*2)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under I K-IFRS
(*7)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*8)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

June 30, 2010

(Unaudited)

22 Explanation of Transition to K-IFRSs, Continued

(v) The effects of the adoption of K-IFRSs on the Company’s result of operations for the six-month period ended June 30, 2009 are as follows:

(In millions of Won)	Net income		Total comprehensive income
K-GAAP	(Won)	36,457	31,101
Adjustment for:
Convertible bonds (*1)		(80,605)	(80,605)
Employee benefits (*2)		3,354	4,457
Share-based payments (*3)		(280)	(280)
Available for sale securities (*4)		3,803	—
Derivatives (*5)		1,527	—
Long-term payables (*6)		(32,285)	(32,285)
Equity method investments (*7)		40,136	49,541
Development cost (*8)		38,417	38,417
Deferred tax asset (*9)		(18,845)	(19,495)

Total adjustment		(44,778)	(40,250)

K-IFRS	(Won)	(8,321)	(9,149)

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K- IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under K-IFRS
(*8)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 20, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President/IR Department